VSE CORPORATION



Mission: Success

Annual Report and Form 10K 2006



After guiding his jet away from an air show crowd of more than 60,000 people, a pilot safely ejects from a USAF Thunderbirds aircraft less than a second before it struck the ground. The ACES II ejection seat, produced and supported by VSE's team of experts in aircrew escape systems, performed flawlessly. VSE's life cycle management of Cartridge Actuated Devices and Propellant Actuated Devices (CAD/PAD) delivers significant improvements in reliability, safety, and cost savings, principally measured by extended storage time on the shelf in magazines and installed service life in aircraft.

U.S. Air Force photo by Staff Sgt. Bennie J. Davis III

About the Cover

VSE's mission is success, and in 2006, VSE has again achieved its mission. Mission: Success.

VSE Corporation helps organizations succeed through the effective use of people, systems, and technology. The photographs used throughout this Annual Report demonstrate ways in which VSE has helped its clients achieve their missions in 2006. These success stories contributed to VSE's financial achievements in 2006, as shown in the financial results presented in this document. We are also very proud about the important differences that our successes are making in the world today. From protecting the lives of U.S. soldiers in the field to enhancing the navies of allied nations; from developing a global strategy for a malaria vaccine to maximizing the nation's ability to turn seized property into additional funds for law enforcement and homeland security – 2006 has been another year of Mission: Success.

Corporate Profile

VSE Corporation is a diversified professional services company established ir '959. The company provides engineering, systems integration, scientific, and management solutions to customers in the defense, homeland security, law enforcement, energy, and environmental sectors. Headquartered in Alexandria, Virginia, VSE employs more than 850 personnel supporting clients from more than 25 locations across the United States and around the world.

Further information about VSE is available at the company's website at www.vsecorp.com.

Stockholder Inquiries

VSE is an employee and publicly owned company, and its shares are traded on the NASDAQ Global Market under the symbol VSEC. Inquiries about stock ownership, dividends, and stockholder changes of address may be directed to our Transfer Agent: Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-1340, or to VSE at 2550 Huntington Avenue, Alexandria, Virginia 22303-1499, Attention: Corporate Secretary, Telephone (703) 329-4770.

Quality Systems Management

VSE's policy is to provide products and services of the highest quality to meet the expectations and requirements of our customers on time and at a fair price. VSE's quality management system is registered to the ISO 9001:2000 standard.

Forward Looking Statements

This report contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements involve risks and uncertainties. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E.

For discussions identifying some important factors that could cause actual VSE results to differ materially from those anticipated in the forward looking statements, please see VSE's Security and Exchange Report on Form 10-K for the fiscal year ended December 31, 2006, including discussions captioned "Narrative Description of Business," "Management's Discussion and Analysis," and "Notes to Consolidated Financial Statements."

Readers are cautioned not to place undue reliance on the forward looking statements, which reflect management's analysis only as of the date hereof. VSE undertakes no obligation to publicly revise the forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents VSE files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on form 10-Q to be filed by VSE and any Current Reports on Form 8-K.

Annual report design by Julie Chappell, Energetics Incorporated.

LETTER TO SHAREHOLDERS

Fellow Stockholders:

After experiencing a record year of growth in revenues, earnings, and backlog in 2005, VSE in 2006 continued to perform at a very high level and generated an even better financial performance. Our annual revenues in 2006 exceeded $363 million, while earnings exceeded $7.7 million ($3.21 per diluted share). Along with the increase in revenues and earnings, our return on equity exceeded 25%, with increases in stockholders' equity, funded backlog, employees, and the number of customers we serve. We increased our cash dividend by 17%, and our stock price reflected these increases when the results for 2006 were reported.



The performance of VSE employees and our business team in 2006 makes us confident about our ability to set and meet higher goals.

Financial Results

The financial results reported for 2006 are consistent with the positive trend in VSE operations and results reported in recent years. VSE revenues have grown significantly as our ability to meet customer needs has grown. With the increase in revenues, we have been able to allocate our corporate costs over a larger base and improve our margins on certain time and materials and fixed price contracts.

As previously reported, during the fourth quarter of 2006 we received new contracts and delivery orders representing potential revenues of up to $206 million, and at the end of 2006 our funded backlog was about $299 million. Based on these and other new awards announced during the year, our strong bookings and funded backlog, and on our sense of VSE's favorable position in several of the markets we serve, we anticipate continued revenue and net income growth in 2007.

We also continue to review promising strategic business opportunities that may arise from time to time, including potential acquisitions to accelerate our growth.

Business Operations

VSE operations grew in 2006 as we established new facilities, added employees, and developed new relationships.

* *In our Federal Group,* our new Engineering and Logistics Division (ELD) continues to lead in the development of facilities in Virginia, Mississippi, Texas, and Missouri to serve customers in the U.S. Army, Army Reserve, and Army National Guard. In November 2006, ELD won a multi-year, multiple-award Army FORSCOM FIRST contract for equipment repair, upgrade, and RESET work. Our Systems Engineering Division continued to meet the challenges of installing Tanker Ballistic Protection Systems in Iraq. In addition, our Communications and Engineering Development Division saw a significant expansion in VSE and subcontractor services provided and revenues earned through our Rapid Response contract. Management Sciences Division continued to develop its ability to deliver high quality consulting services for product improvement and continuous process improvement in Enterprise Excellence, Lean Six Sigma, and related practice areas.

* *In our International Group,* the BAV Division completed the reactivation and transfer of four ex-Kidd class warships to Taiwan, ahead of schedule and below budget. Among other "firsts," the highly visible and successful BAV Kidd project established a new standard for timely, cost-effective ex-Navy ship overhaul planning and reactivation services. In August 2006, our Fleet Maintenance-Government Services Division was awarded the nationwide Seized and Forfeited General Property contract by the U.S. Treasury Department. This new eight-year contract represents potential revenues of about $113 million, with growth potential as requirements develop. Our Coast Guard Division was awarded its first task under the new USCG International Programs contract to transport patrol boats to Azerbaijan, and it is preparing responses to support requirements for the Chilean and Yemeni Coast Guards. The Coast Guard Division is also providing support to the Defense Threat Reduction Agency.

- *In our Energy and Environmental Group,* Energetics Incorporated continued its consulting services practice supporting the U.S. Department of Energy and other customers in technology research, development, assessment, demonstration, and transfer projects. Energetics earns high margins for its services, and with new leadership in 2005, Energetics is growing and is expected to increase its contribution in the coming years.

Management Strategies

One of my most important and pleasant tasks is taking the time, as often as possible, to discuss with VSE's directors, officers, managers, employees, business associates, customers and stockholders the management strategies we use in building and growing our business. As these conversations have developed, our strategies have been sharpened to the following four essentials. Each is necessary, and we need to pay attention to all four of them to succeed:

- *Practice honesty and integrity.* This is the gold standard guiding every aspect of our business. With demonstrated honesty and integrity in our relationships and transactions with customers, teaming partners, employees, business associates, and stockholders, we are on the road to success.
- *Exceed customer expectations.* Our goal is to be the preferred supplier to our customers. We offer quality services, on time and at a fair price. When we make a mistake, we acknowledge it, and we fix it. Past performance is a requirement for winning new work, and we never forget that "today's performance is tomorrow's past performance."
- *Champion new business.* It is important that everyone in VSE focus on identifying, bidding, and winning new work. As we say, every contract we have today will expire on some date. By developing new products and services for new and existing customers, we can ensure a continuing path to corporate growth.
- *Take care of your people.* VSE's principal assets are the experienced and talented employees who achieve everything that the company does. We focus on recruiting the best and giving them the information and resources they need to succeed. We focus on identifying, bidding, and winning new work. We acknowledge and reward exceptional performance.

VSE People

VSE depends on the contribution and dedication of each employee and every VSE business associate, consultant, supplier and subcontractor. Together we will continue to set high goals and strive to achieve them. *"Better this year than we were last year."*

As always, your comments and suggestions for improvement are welcome.

Donald M. Ervine
Chairman of the Board
President and CEO/COO
February 28, 2007



Photo: DDG 1801 (ex-USS SCOTT) in drydock, just prior to undocking. VSE's commitment to supporting the missions of both the U.S. Navy and the Taiwan Navy resulted in the successful accomplishment of the largest ship transfer program ever undertaken. In September 2006, VSE completed the transfer of all four DDGs resulting in the successful completion of the program both under budget and ahead of schedule.

Financial Highlights

Revenues ($M)



128.4
133.1
216.0
280.1
363.7
'02 '03 '04 '05 '06
YEAR

Net Income ($M)



0.7
2.0
3.4
6.2
7.8
'02 '03 '04 '05 '06
YEAR

Earnings Per Share Diluted ($)



0.30
0.90
1.49
2.58
3.21
'02 '03 '04 '05 '06
YEAR

Stockholders' Investment ($M)



17.0
19.1
23.0
30.2
38.2
'02 '03 '04 '05 '06
YEAR

Funded Backlog ($M)



44
83
168
276
299
'02 '03 '04 '05 '06
YEAR

Number of Employees



450
500
625
716
836
'02 '03 '04 '05 '06
YEAR

Dividends Per Share ($)



0.16
0.16
0.19
0.23
0.27
'02 '03 '04 '05 '06
YEAR

Stock Price, End of Year ($)



10.76
13.25
25.17
42.10
33.90
'02 '03 '04 '05 '06
YEAR

Income Statement Data (in thousands, except share data)

Year ended December 31	2006	% Change	2005
Revenues	$ 363,734	30%	$ 280,139
Net income	7,789	26%	6,169
Earnings per share (diluted)	3.21	24%	2.58
Weighted average shares (diluted)	2,424,442	1%	2,392,027

Balance sheet data (in thousands, except percentages)

December 31	2006	% Change	2005
Total assets	$ 98,535	33%	$ 73,866
Working capital	25,646	16%	22,028
Stockholders' investment	38,236	27%	30,151
Return on equity	25.8%	-4%	26.8%


VSE CORPORATION
TBPS Program
500th Tanker Approved by DCMA

Business Practice


FLAMMABLE
VSE
#1 TBPS
TANKER

Federal Group

Thomas G. Dacus, President

VSE's Federal Group consists of four divisions and approximately 335 employees. Federal Group revenues in 2006 increased 134% from 2005 to approximately $191 million. The Communications and Engineering Division supports Department of Defense mission requirements through the use of its $2.9 billion, 8-year, IDIQ multiple award Rapid Response contract. The Systems Engineering Division supports the U.S. Army and Marine Corps in maintaining and modernizing equipment and systems, including the fuel tanker ballistic protection system currently being deployed across the U.S. Army tanker inventory in the Southwest Asia. The Federal Group's newest division, the Engineering and Logistics Division, was established to perform the company's rapidly expanding equipment maintenance and refurbishment services in support of the U.S. Army and Army Reserve. The Management Sciences Division provides Lean Manufacturing and Six Sigma tools in support of the VSE-developed Enterprise Excellence business model.

VSE's Tanker Ballistic Protection System program, including the application of a Fuel Tanker Self-Sealing System and Add-on Armor Panels, for U.S. Army Fuel Dispensing Tankers operating in Kuwait and Iraq has matured from the rapid development, testing, and completion of our first tanker in 2005 to a highly efficient system that has produced 1,000 completed tankers, providing an extra level of protection to America's warfighters.

Top: VSE celebrates the completion of its 500th tanker in 2006. Bottom: VSE's first completed tanker in 2005.
VSE Corporation photos, Copyright 2005-2006 VSE Corporation.

International Group
James M. Knowlton, President

Recording revenues of approximately $158 million in 2006, VSE's International Group employs approximately 350 employees across three operating divisions. The BAV Division supports U.S. Navy ship transfers to foreign governments, principally through its $554 million, 5-year contract with the Naval Sea Systems Command. The BAV Division provides ship transfer and follow on technical support to countries around the world, including two of VSE's largest clients in 2006, Egypt and Taiwan. The Coast Guard Division provides similar foreign military sales support to U.S. Coast Guard equipment transfers to foreign nations. The Fleet Maintenance Division supports a wide variety of clients and programs: Navy and Marine Corps waterfront activity, through contracts such as its multi-billion dollar U.S. Navy SeaPort-enhanced contract; U.S. Air Force munitions, logistics, and BEAR equipment support through several different readiness contracts; the Navy F/A-18 fleet and other clients with advanced prognostics and diagnostics applications; and the Department of the Treasury and Department of Homeland Security seized and forfeited property management programs under its new 8-year, $113 million contract.



Below: Testing an F/A-18F Super Hornet jet engine aboard USS Kitty Hawk (CV 63), the U.S. Navy's only permanently forward deployed aircraft carrier. Test and sensor data fed into VSE's F/A-18 Automated Maintenance Environment (AME) provides the key to "cost-wise readiness" for the Navy's fleet.

Left: An Aviation Machinist's Mate 2nd Class utilizes VSE's AME system to review maintenance procedures for an F/A-18E Hornet assigned to the "Eagles" of Strike Fighter Squadron One One Five (VFA-115) in the hangar bay aboard the aircraft carrier USS Ronald Reagan (CVN 76). VSE's AME system provides advanced interactive electronic technical manuals intelligently linked to the advanced diagnostic and prognostic functions of the system.

Below: U.S. Navy photo by Photographer's Mate Airman Thomas J. Holt
Left: U.S. Navy photo by Mass Communication Specialist 3rd Class Christopher Blachly



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006 Commission File Number: 0-3676

VSE CORPORATION
Exact Name of Registrant as Specified in its Charter)

DELAWARE	54-0649263
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2550 Huntington Avenue Alexandria, Virginia	22303-1499	www.vsecorp.com
(Address of Principal Executive Offices)	(Zip Code)	(Webpage)

Registrant's Telephone Number, Including Area Code: (703) 960-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.05 per share	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of outstanding voting stock held by nonaffiliates of the Registrant as of June 30, 2006, was approximately $42.5 million based on the last reported sales price of the Registrant's common stock on the Nasdaq National Market as of that date.

Number of shares of Common Stock outstanding as of March 5, 2007: 2,404,119.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders expected to be held on May 1, 2007, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

		Page
PART I		
ITEM 1.	Business	3
ITEM 1A.	Risk Factors	7
ITEM 1B.	Unresolved Staff Comments	10
ITEM 2.	Properties	10
ITEM 3.	Legal Proceedings	10
ITEM 4.	Submission of Matters to a Vote of Security Holders	10
	Executive Officers of the Registrant	11
PART II		
ITEM 5.	Market for Registrant's Common Equity and Related Stockholder Matters	12
ITEM 6.	Selected Financial Data	15
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
ITEM 8.	Financial Statements and Supplementary Data	33
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	55
ITEM 9A.	Controls and Procedures	55
ITEM 9B.	Other Information	55
PART III		
ITEM 10.	Directors and Executive Officers of the Registrant	55
ITEM 11.	Executive Compensation	55
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management	55
ITEM 13.	Certain Relationships and Related Transactions	55
ITEM 14.	Principal Accountant Fees and Services	56
PART IV		
ITEM 15.	Exhibits, Financial Statement and Schedules	56
	Signatures	57

Forward Looking Statements

This filing contains statements which, to the extent they are not recitations of historical fact, constitute "forward looking statements" under federal securities laws. All such statements are intended to be subject to the safe harbor protection provided by applicable securities laws. For discussions identifying some important factors that could cause actual VSE Corporation ("VSE" or the "Company" or the "Registrant") results to differ materially from those anticipated in the forward looking statements contained in this filing, see VSE's "Narrative Description of Business" (Items 1, 1A, 2 and 3), "Management's Discussion and Analysis," and "Notes to Consolidated Financial Statements." Readers are cautioned not to place undue reliance on these forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by the Company subsequent to this Annual Report on Form 10-K and any Current Reports on Form 8-K filed by the Company.

Part I

ITEM 1. Business

(a) General Development

VSE was incorporated in Delaware in 1959. VSE serves as a centralized management and consolidating entity for the business operations conducted by the Company's divisions and wholly owned subsidiary, Energetics Incorporated ("Energetics"). Unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED"), Coast Guard Division ("VCG"), Engineering and Logistics Division ("ELD") beginning in 2006, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED").

VSE previously conducted business operations in other subsidiaries and divisions during the past three year period that have been dissolved or became inactive prior to December 31, 2006. These include Human Resource Systems, Inc. ("HRSI"), dissolved in 2004; Telecommunications Technologies Division ("TTD"), discontinued operations in 2004 and Information Assurance Division ("IAD", formerly Value Systems Services Division or "VSS"), inactive as of May 2005. The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other government prime contractors. The Company's customers also include non-government organizations and commercial entities.

VSE seeks to provide its customers with competitive, cost-effective solutions to specific problems. These problems generally require a detailed technical knowledge of materials, processes, functional characteristics, information systems, technology and products, and an in-depth understanding of the basic requirements for effective systems and equipment.

(b) Financial Information

Financial information for the three years ended December 31, 2006, appears in the "Consolidated Statements of Operations" contained in this Form 10-K.

VSE operations are conducted within three reporting segments, the Federal Group, the International Group, and the Energy and Environmental Group. The Federal Group, consisting of CED, ELD, MSD, and SED, generated approximately 52% of VSE's revenues in 2006. The International Group, consisting of BAV, FMD, and VCG, generated approximately 44% of VSE's revenues in 2006. The Energy and Environmental Group, consisting of Energetics, generated approximately 4% of VSE's revenues in 2006. Additional financial information for VSE's operating segments appears in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Item 8. Financial Statements and Supplementary Data" of this Form 10-K.

In 2004, all business operations associated with the Company's TTD division ceased and financial results of TTD are presented as discontinued operations.

(c) Description of Business

Services and Products

VSE engineering, logistics, management, and technical services include a broad array of capabilities and resources used in program planning; systems integration support; engineering and technical support for ground weapons; material procurement support; configuration management; computer-aided drafting and design; design and engineering, including prototype development; ship reactivation, transfer support and follow-on technical support; logistics management; training, consulting and implementation support; quality training services for product, process, and management optimization; technology insertion; service life extension; environmental management and support; technology research, development and demonstration programs involving energy conservation and efficiency; advanced technology transfers; technology roadmaps; and feasibility, assessment and development programs.

Typical projects include sustaining engineering support for military vehicles and combat trailers; military equipment refurbishment and modification; military vehicle ballistic protection systems; ship maintenance, repair, overhaul planning and follow-on technical support; logistics management support; machinery condition analysis; specification preparation for ship alterations and repairs; ship force crew training; life cycle support for ships; ship communication systems; energy conservation and advanced technology demonstration projects; technical data package preparation; multimedia, computer LAN, and telecommunications systems; cross-platform technical data, product data and technical manual development and support.

Contracts

Depending on solicitation requirements and other factors, VSE offers its professional and technical services and products through various competitive contract arrangements and business units which are responsive to customer requirements and which may also provide an opportunity for diversification. Such arrangements may include prime contracts, subcontracts, cooperative arrangements, joint ventures, dedicated ventures, GSA schedules, dedicated cost centers (divisions) and subsidiaries. Some of the contracts permit the contracting agency to issue delivery orders or task orders in an expeditious manner to satisfy relatively short-term requirements for engineering and technical services. The services ordered pursuant to such arrangements are normally performed and completed within one year.

Substantially all of the Company's revenues are derived from contract services performed for the government. The U.S. Navy and U.S. Army are VSE's largest customers. Other significant customers include the Army Reserve and the Department of Energy. The Company's customers also include various other government agencies, non-government organizations, and commercial entities.

VSE Revenues by Customer
(Dollars in Thousands)

Customer	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
U.S. Army/Army Reserve	$174,473	48.0	$ 56,019	20.0	$ 27,384	12.7
U.S. Navy	164,788	45.3	196,363	70.1	157,433	72.9
Department of Energy .	9,420	2.6	9,734	3.5	10,578	4.9
U.S. Air Force	4,579	1.3	5,431	1.9	3,628	1.7
U. S. Treasury	2,392	0.7	1,121	0.4	1,153	0.5
U.S. Coast Guard . . .	895	0.2	5,008	1.8	8,498	3.9
All other government .	4,788	1.3	4,674	1.7	5,382	2.5
Commercial and other .	2,399	0.6	1,789	0.6	1,955	0.9
Total	$363,734	100.0	$280,139	100.0	$216,011	100.0

The government's procurement practices in recent years have tended toward the bundling of various work efforts under large comprehensive management contracts ("omnibus"). As a result, the growth opportunities available to the Company have occurred in large, unpredictable increments. The Company has pursued these larger efforts by assembling teams of subcontractors to offer the range of technical competencies required by these omnibus contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by Company personnel. Accordingly, the use of such teaming arrangements may lower the Company's overall profit margins in some years. Although the government's practice of using omnibus contracts is expected to continue, there are indications that the Company will have opportunities to compete for smaller contracts requiring specific areas of expertise in the future. VSE is positioned to pursue these opportunities while continuing to use subcontractor teams to compete for the omnibus contracts. Due to competitive pressures, the Company has also elected to pursue all of its contract work through operating divisions and subsidiaries to focus on particular lines of work or specific customer requirements.

As a result of the bundling trend described above, the Company has some divisions for which revenues are derived predominantly from one major contract effort. Substantially all of BAV's work is performed on a program for the U.S. Navy that accounted for approximately 29%, 43%, and 52% of consolidated revenues in 2006, 2005, and 2004, respectively. This program has been performed under two contracts. The original ten-year contract was awarded in 1995 with a total contract ceiling of over $1 billion and was extended to continue work on a major delivery order effort through most of 2006. A follow-on five-year contract with a total ceiling of approximately $544 million was awarded in 2005.

The Company's contracts with the government are typically cost plus fee, time and materials, or fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors. Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees are earned. Profits on cost-type contracts are equal to the fees that are earned.

The BAV Division contracts have terms that specify award fee payments that are determined by performance and level of contract activity. Award fees under the BAV contracts are made three times during the year, and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the cost of materials used in performance on the contract.

Profits or losses on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On some fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Backlog

Funded backlog for government contracts represents a measure of the Company's potential future revenues and is defined as the total value of contracts that has been appropriated and funded by the procuring agencies, less the amount of revenues that have already been recognized on such contracts. VSE's funded backlog as of December 31, 2006, increased to approximately $299 million, the highest backlog in the Company's history. Funded backlog as of December 31, 2005 and 2004 was approximately $276 million and $168 million, respectively. The increases in funded backlog during these years are due to increases in funding on the Company's existing programs and the funding received on new programs in 2006 and 2005. Changes in funded backlog on contracts are sometimes unpredictable due to uncertainties associated with changing program requirements and the ultimate availability of funds. The majority of the Company's funded backlog is expected to be completed within one year.

In addition to the funded backlog levels, VSE has significant total contract ceiling amounts available for use by the Company on large multiple award, indefinite delivery, indefinite quantity contracts with the U.S. Army and U.S. Navy. While these contracts increase the opportunities available to VSE to pursue future work, the amount of future work is not determinable until delivery orders are placed on the contracts. Additionally, these delivery orders must be funded by the procuring agencies before the Company can perform work and begin earning revenues from them. The Company has one task order on a U. S. Army contract that has a base year and a one year option period, which has been exercised, to be performed in 2006 and 2007 with a combined value of approximately $351 million. The task order is incrementally funded and the funded amount is included in the December 31, 2006 funded backlog amount above.

Marketing

VSE marketing activities are conducted by its professional staff of engineers, analysts, program managers, contract administrators and other personnel, with these activities centrally coordinated through the Company's Business Development staff. Information concerning new programs and requirements becomes available in the course of contract performance, through formal and informal briefings, from participation in professional organizations, and from literature published by the government, trade associations, professional organizations and commercial entities.

Personnel

VSE services are provided by a staff of professional and technical personnel having high levels of education, experience, training and skills. As of February 2007, VSE had 857 employees. Principal categories of VSE technical personnel include (a) engineers and technicians in mechanical, electronic, chemical, industrial, energy and environmental services, (b) information technology professionals in computer systems, applications and products, configuration, change and data management disciplines, (c) technical editors and writers, (d) multimedia and computer design engineers, (e) graphic designers and technicians, and (f) logisticians. The expertise required by VSE customers also frequently includes knowledge of government administrative procedures. Many VSE employees have had experience as government employees or have served in the U.S. armed forces.

Competition

The professional and technical services industry in which VSE is engaged is very competitive. There are numerous other organizations, including large, diversified firms with greater financial resources and larger technical staffs, which are capable of providing essentially the same services as those offered by VSE. Such companies may be publicly owned or privately held or may be divisions of much larger organizations, including large manufacturing corporations.

Government agencies have emphasized awarding contracts of the types performed by VSE on a competitive basis as opposed to a sole source or other non-competitive basis. Most of the significant contracts currently performed by VSE were either initially awarded on a competitive basis or have been renewed at least once on a competitive basis. Government agencies also order work through contracts awarded by the General Services Administration ("GSA"). GSA provides a schedule of services at fixed prices which may be ordered outside of the solicitation process. The Company has four GSA schedule contracts for different classes of services, but there is no assurance regarding the level of work which may be obtained by VSE under these contract arrangements. Government budgets, and in particular the budgets of certain government agencies, can also affect competition in VSE's business. A reallocation of government spending priorities or a general decline in government budgets can result in lower levels of potential business for VSE and its competitors, thereby intensifying competition for the remaining business.

It is not possible to predict the extent and range of competition that VSE will encounter as a result of changing economic or competitive conditions, customer requirements, or technological developments. VSE believes the principal competitive factors for the professional and technical services business in which it is engaged are technical and financial qualifications, quality and innovation of services and products, past performance, and low price.

The government acquisition policies and procedures often emphasize factors that can present challenges to VSE's efforts to win new business, and may make it difficult for VSE to qualify as a potential bidder. For example, past performance may be used to exclude entrance into new government markets, and multiple-award schedules may result in unequal contract awards between successful contractors.

Available Information

Copies of VSE's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and are available free of charge through VSE's website www.vsecorp.com as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission ("SEC").

ITEM 1A. Risk Factors

VSE's future results may differ materially from past results and from those projected in the forward-looking statements contained in this Form 10-K due to various uncertainties and risks, including but not limited to those set forth below, one-time events and other important factors disclosed previously and from time to time in other filings with the SEC.

Federal procurement directives could result in a loss of work on current programs to set-asides and omnibus contracts.

VSE's business with the government is subject to the risk that one or more of the Company's potential contracts or contract extensions may be awarded by the contracting agency to a small or disadvantaged or minority-owned business pursuant to set-aside programs administered by the Small Business Administration, or may be bundled into omnibus contracts for very large businesses. These risks can potentially have an adverse effect on VSE's revenue growth and profit margins.

Funding uncertainties for federal programs could adversely affect the Company's ability to continue work on its government contracts.

Government contract business is subject to funding delays, terminations, reductions, extensions, and moratoriums caused by political and administrative disagreements within the government. To date, the effect of such negotiations and disagreements on the Company has not been material, but no assurances can be given about such risks with respect to future years.

Global economic conditions and political factors could adversely affect revenues on current programs.

VSE's business is subject to the risks arising from global economic conditions and political factors associated with current and potential customers served through VSE's contracts with the U.S. Government. An economic slowdown in countries served under the BAV Ship Transfer Program could potentially affect sales. Failure by the government of a potential foreign customer to approve and fund acquisition of U.S. Navy ships serviced under this program could affect sales. In any one year, a significant amount of the Company's revenues may result from sales on the BAV Ship Transfer Program to a single foreign government. BAV sales to Egypt have historically comprised a large percentage of the Company's total sales in any one year. Work associated with the transfer of four ships to Taiwan under the BAV Ship Transfer Program during 2004, 2005 and 2006 also comprised a large percentage of total sales.

The current international situation posed by potential terrorist activity and the continuing conflict in the Middle East could potentially increase the political risks for revenues from the BAV Ship Transfer, TBPS, and CED Army Equipment Support Programs. International tensions can also affect work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during this time period. Adverse results arising from these global economic and political risks could potentially have a material adverse impact on the Company's results of operations.

VSE is exposed to contractual and financial liabilities if its subcontractors do not perform satisfactorily.

A large percentage of VSE's contract work is performed by subcontractors, which raises certain government compliance, performance and financial risks to VSE. While subcontractor terms generally specify the terms and performance for which the subcontractor is liable to VSE, if any unsatisfactory performance occurs on the part of subcontractors, the Company still must bear the cost to ensure satisfactory performance on its prime contracts.

As a U.S. Government contractor, VSE is subject to a number of procurement rules and regulations that could expose the Company to potential liabilities or loss of work.

VSE must comply with and is affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how the Company does business with its customers and, in some instances, impose added costs on the business. A violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of contracts or debarment from bidding on contracts.

In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. For example, the U.S. Government may terminate any government contract or subcontract at their convenience, as well as for default based on performance. Upon termination for convenience of a fixed-price type contract, the Company would normally be entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss. Upon termination for convenience of a cost-type contract, the Company would normally be entitled to reimbursement of allowable costs plus a portion of the fee. Such allowable costs would include the cost to terminate agreements with suppliers and subcontractors. The amount of the fee recovered, if any, is related to the portion of the work accomplished prior to termination and is determined by negotiation.

A termination for default could expose the Company to liability and have a material adverse effect on its ability to compete for future contracts and orders. In addition, the U.S. Government could terminate a prime contract under which the Company is a subcontractor, irrespective of the quality of services provided by VSE as a subcontractor.

VSE's business could be adversely affected by a negative audit by the U.S. Government.

U.S. Government agencies, including the Defense Contract Audit Agency and the Department of Labor, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. Government also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, the Company may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, the Company could suffer serious harm to its reputation if allegations of impropriety were made.

VSE's earnings and margins may vary based on the mix of contracts and programs.

The Company's business includes both cost-type and fixed-price contracts. Cost-type contracts generally have lower profit margins than fixed-price contracts. Typically the use of subcontractors and large material purchases on government contracts does not allow for profit margins that are as high as on work performed by Company personnel. Accordingly, the use of such teaming arrangements may lower the Company's overall profit margins in some years. Although the government's practice of using omnibus contracts is expected to continue, there are indications that the Company will have opportunities to compete for smaller contracts requiring specific areas of expertise in the future.

VSE uses estimates in accounting for its programs. Changes in estimates could affect future financial results.

The Company uses estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

New accounting standards could result in changes to VSE's methods of quantifying and recording accounting transactions, and could affect financial results and financial position.

Changes to Generally Accepted Accounting Principles in the United States (GAAP) arise from new and revised standards, interpretations and other guidance issued by the Financial Accounting Standards Board, the SEC, and others. The effects of such changes may include prescribing an accounting method where none had been previously specified, prescribing a single acceptable method of accounting from among several acceptable methods that currently exist, or revoking the acceptability of a current method and replacing it with an entirely different method, among others. Such changes could result in unanticipated effects on results of operations, financial position and other financial measures.

ITEM 1B. Unresolved Staff Comments

None

ITEM 2. Properties

VSE's principal executive and administrative offices are located in a five-story building in Alexandria, Virginia, leased by VSE through April 30, 2013. This building contains approximately 127,000 square feet of engineering, shop, and administrative space. VSE also provides services and products from approximately 22 other U.S. leased facilities located near customer sites to facilitate communications and enhance project performance. These facilities are generally occupied under short-term leases and currently include an aggregate of approximately 627,000 square feet of office and warehouse space. VSE employees often provide services at customer facilities, limiting VSE's requirement for additional space. BAV provides services from several locations outside of the United States, generally at foreign shipyards.

VSE owns and operates two facilities in Ladysmith, Virginia. One of these properties consists of approximately 45 acres of land and multiple storage and vehicle maintenance buildings totaling approximately 17,000 square feet of space. The other property, purchased in October 2006 for approximately $1.5 million, consists of 30 acres of land and buildings totaling approximately 13,500 square feet of space. These properties are used by VSE to test military equipment for which VSE provides system technical support or other engineering services; to provide storage, maintenance and refurbishment services for military equipment; and to supplement Alexandria, Virginia, office and shop facilities.

ITEM 3. Legal Proceedings

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

ITEM 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders, through the solicitation of proxies or otherwise, during the three-month period ended December 31, 2006.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information concerning the executive officers of the Registrant as of March 5, 2007. Each person named has served as an executive officer of VSE, or has served in a similar executive capacity in VSE, for more than the past five years, except for Mr. Reed.

Mr. Reed joined VSE in 2005 as Chief Operating Officer of VSE's wholly owned subsidiary Energetics, and effective April 1, 2005, he was appointed Energetics' President. Mr. Reed was a founder of Energetics in 1979 and served as an officer of Energetics from 1979 to 2001. He provided senior-level consulting services to government and private clients as a sole proprietor during the period 2001 through 2004. He is a Registered Professional Engineer in Maryland.

The executive officers are appointed annually to serve until the first meeting of VSE's Board of Directors (the "Board") following the next annual meeting of stockholders and until their successors are elected and have qualified, or until death, resignation or removal, whichever is sooner.

Name	Age	Position with Registrant
Thomas G. Dacus	61	Executive Vice President and President, Federal Group
Donald M. Ervine	70	Chairman and Chief Executive Officer, President and Chief Operating Officer
Michael E. Hamerly	61	Executive Vice President, International Group
James E. Reed	58	President, Energetics Incorporated and Energy and Environment Group
James M. Knowlton	64	Executive Vice President and President, International Group
Thomas R. Loftus	51	Executive Vice President and Chief Financial Officer
Craig S. Weber	62	Executive Vice President, Chief Administrative Officer, and Secretary

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

(a) Market Information

The Company's common stock (par value $.05 per share) is traded in the Nasdaq Global Select Market, trading symbol, "VSEC," Newspaper listing, "VSE."

The following table sets forth the range of high and low sales price (based on information reported by the Nasdaq National Market System) and cash dividend per share information for VSE common stock for each quarter and annually during the last two years.

Quarter Ended	High	Low	Dividends
2005:			
March 31	$27.49	$21.09	$.05
June 30	38.85	23.82	.06
September 30	40.50	30.00	.00
December 31	42.25	31.56	.12
For the Year	$42.25	$21.09	$.23
2006:			
March 31	$51.95	$38.15	$.06
June 30	41.49	19.98	.07
September 30	34.00	29.54	.07
December 31	37.50	28.66	.07
For the Year	$51.95	$19.98	$.27

(b) Holders

There were approximately 1,475 stockholders of VSE common stock as of February 1, 2007, consisting of approximately 260 stockholders of record plus the number of beneficial owner proxy sets provided in connection with VSE's Annual Meeting of Stockholders held on May 2, 2006, to (a) brokers, banks, and nominees and (b) participants in the VSE Corporation Employee ESOP/401(k) Plan.

(c) Dividends

In 2005 cash dividends were declared quarterly at the annual rate of $0.20 per share through March 8, 2005, and at the annual rate of $.24 per share commencing May 3, 2005.

In 2006 cash dividends were declared quarterly at the annual rate of $.24 per share through March 31, 2006, and at the annual rate of $.28 per share commencing June 6, 2006.

Pursuant to VSE's bank loan agreement (see Note 8 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

(d) Equity Compensation Plan Information

Compensation Plans

The Company has four compensation plans approved by VSE's stockholders under which the Company's equity securities are authorized for issuance to employees and directors: The VSE Corporation 2004 Stock Option Plan, the predecessor 1998 Stock Option Plan, the VSE Corporation 2004 Non-employee Directors Stock Plan and the VSE Corporation 2006 Restricted Stock Plan.

On December 30, 2005, the Board directed VSE to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE common stock, par value $.05 per share ("VSE Stock"), under VSE's 2004 Stock Option Plan (the "2004 Plan"). The options outstanding under the 2004 Plan and predecessor 1998 Stock Option Plan were not affected by this Board action.

The following table provides information about the Company's equity compensation plans as of December 31, 2006:

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (1) (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a))(2) (c)
Equity compensation plans approved by stockholders	166,625	$17.22	454,930
Equity compensation plan not approved by stockholders	-	-	-
Total	166,625	$17.22	454,930

(1) Excludes 238,867 shares of issued and outstanding VSE Stock held by the VSE Corporation Employee ESOP/401(k) Plan; these shares may be transferred to Plan participants on retirement, termination of VSE employment, or pursuant to ESOP diversification.

(2) At December 31, 2006, 287,500, 44,230, and 123,200 shares of VSE Stock were available under the 2004 Stock Option Plan and predecessor 1998 Stock Option Plan, the 2004 Non-employee Directors Stock Plan and the 2006 Restricted Stock Plan, respectively.

Performance Graph

Set forth below is a line graph comparing the cumulative total return of VSE Stock with (a) a performance index for the broad market in which VSE Stock is traded and (b) a published industry index. VSE Stock is traded on the NASDAQ Global Select Market, and VSE's industry group is engineering and technical services (formerly SIC Code 8711). Accordingly, the performance graph compares the cumulative total return for VSE Stock with (a) an index for the NASDAQ Market (U.S. companies) ("NASDAQ Index") and (b) a published industry index for SIC Code 8711 ("Industry Index").


Total Return to Stockholders*
700
600
500
400
300
200
100
0
VSE Stock
Industry Index
Nasdaq Index
2001
2002
2003
2004
2005
2006

* Total return assumes reinvestment of dividends and assumes $100 invested on December 31, 2001, in VSE Stock, the NASDAQ Index, and the Industry Index.

Performance Graph Table

	2001	2002	2003	2004	2005	2006
VSE Stock	100	149	186	356	600	487
NASDAQ Index	100	72	107	117	120	137
Industry Index	100	79	119	135	200	246

ITEM 6. Selected Financial Data

(In thousands, except per share data)

	2006	2005	2004	2003	2002
Revenues, principally from contracts	$363,734	$280,139	$216,011	$133,059	$128,417
Income from continuing operations	$ 7,789	$ 6,169	$ 3,445	$ 2,090	$ 1,585
(Loss) income from discontinued operations	-	-	(1)	(79)	(933)
Net income	$ 7,789	$ 6,169	$ 3,444	$ 2,011	$ 652
Basic earnings per common share:					
Income from continuing operations	$ 3.29	$ 2.66	$ 1.54	$ .96	$ .73
Loss (income) from discontinued operations	-	-	-	(.04)	(.43)
Net income	$ 3.29	$ 2.66	$ 1.54	$ .92	$ .30
Diluted earnings per common share:					
Income from continuing operations	$ 3.21	$ 2.58	$ 1.49	$ .94	$ .72
Loss (income) from discontinued operations	-	-	-	(.04)	(.42)
Net income	$ 3.21	$ 2.58	$ 1.49	$ .90	$ .30
Working Capital	$ 25,646	$ 22,028	$ 15,748	$ 13,394	$ 10,762
Total assets	$ 98,535	$ 73,866	$ 60,352	$ 30,776	$ 32,075
Stockholders' equity	$ 38,236	$ 30,151	$ 23,043	$ 19,058	$ 17,043
Cash dividends per common share	$ .27	$ .23	$ .19	$ .16	$ .16

This consolidated summary of selected financial data should be read in conjunction with Management's Discussion and Analysis of the Financial Condition and Results of Operations included in Item 7 of this Form 10-K and with the Consolidated Financial Statements and related Notes included in Item 8 in this Form 10-K. The historical results set forth in this Item 6 are not necessarily indicative of the results of operations to be expected in the future.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

VSE Organization

VSE's business operations consist primarily of services performed by the Company's unincorporated divisions and wholly owned subsidiary Energetics. The Company uses multiple operating entities to bid on and perform contract work. The use of an operating structure with multiple entities gives the Company certain competitive advantages and the flexibility to pursue a diverse business base. The term "VSE" or "Company" refers to VSE and its divisions and subsidiaries unless the context indicates operations of the parent company only.

Unincorporated divisions include BAV Division ("BAV"), Communications and Engineering Division ("CED"), Coast Guard Division ("VCG"), Engineering and Logistics Division ("ELD") beginning in 2006, Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), and Systems Engineering Division ("SED"). Energetics Incorporated ("Energetics") is currently VSE's only active subsidiary.

VSE previously conducted business operations in other subsidiaries and divisions during the past three fiscal years that have been dissolved or became inactive prior to December 31, 2006. These include Human Resource Systems, Inc. ("HRSI"), dissolved in 2004; Telecommunications Technologies Division ("TTD"), discontinued operations in 2004 and Information Assurance Division ("IAD", formerly Value Systems Services Division or "VSS"), inactive as of May 2005.

VSE Customers and Services

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the U.S. Government (the "government"), other government prime contractors, and commercial entities. The largest customer for the Company's services is the U.S. Department of Defense ("Defense"), including agencies of the U.S. Navy, Army, and Air Force.

VSE Revenues by Customer
(dollars in thousands)

Source of Revenue	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
Army/Army Reserve	$174,473	48.0	$ 56,019	20.0	$ 27,384	12.7
Navy	164,788	45.3	196,363	70.1	157,433	72.9
Other	24,473	6.7	27,757	9.9	31,194	14.4
Total Revenues	$363,734	100.0	$280,139	100.0	$216,011	100.0

VSE Operating Segments

Management of VSE's business operations is conducted under three reportable operating segments, the Federal Group, the International Group, and the Energy and Environmental Group.

Federal Group - VSE's Federal Group provides engineering, technical, management, integrated logistics support, and information technology services to all U.S. military services and other government agencies. It consists of four divisions:

CED is dedicated to supporting the Army's Communications and Electronics Command (CECOM) in the management and execution of the Rapid Response (R2) Program, which supports clients across DoD and the Federal Government. CED manages execution of tasks involving research and development, technology insertion, systems integration and engineering, hardware/software fabrication and installation, testing and evaluation, studies and analysis, technical data management, logistics support, training, and acquisition support.

ELD provides full lifecycle engineering, logistics, maintenance, and refurbishment services to extend and enhance the life of existing equipment. ELD principally supports the U.S. Army, Army Reserve, and Army National Guard with core competencies in combat and combat service support system conversions, technical research, sustainment and re-engineering, system integration, and configuration management.

MSD provides nationally and internationally recognized experts in product and process improvement, supporting a variety of government and commercial clients. MSD provides training, consulting, and implementation support in the areas of: Enterprise Excellence, Lean Six Sigma, process and product optimization, project management, leadership quality engineering, Integrated Product and Process Development (IPPD), and reliability engineering. MSD's services range from individual improvement projects to global organizational change programs.

SED provides comprehensive systems and software engineering, logistics, and prototyping services to DoD. SED principally supports U.S. Army, Air Force, and Marine Corps combat and combat support systems. SED's core competencies include: systems technical support, configuration management, and lifecycle support for wheeled and tracked vehicles and ground support equipment; obsolescence management, service life extension, and technology insertion programs; and technical documentation and data packages.

International Group - VSE's International Group provides engineering, industrial, logistics, and foreign military sales services to the U.S. military and other government agencies. It consists of three divisions:

BAV provides assistance to the U.S. Navy in executing its Foreign Military Sales (FMS) Program for surface ships sold, leased or granted to foreign countries by providing program management, engineering, technical support, and logistics services for ship reactivations and transfers, as well as follow-on support. BAV's expertise includes: ship reactivation/transfer, overhaul and maintenance, follow-on technical support, FMS integrated logistics support, engineering and industrial services, training, and spare and repair parts support.

FMD provides global field engineering, logistics, maintenance, and information technology services to the U.S. Navy and Air Force, including fleet-wide ship and aircraft support programs. FMD's expertise includes ship repair and modernization, ship systems installations, ordnance engineering and logistics, facility operations, war reserve materials management, aircraft sustainment and maintenance automation, and IT systems integration. FMD also provides management, maintenance, storage, and disposal support for the U.S. Department of Treasury's seized and forfeited general property program.

VCG provides the U.S. Coast Guard with FMS support and lifecycle support for vessels transferred to foreign governments. VCG's core competencies include pre-transfer joint vessel inspections, reactivations, crew training, transit assistance, heavy-lift contracting, logistics support, technical support, and overseas husbandry.

Energy and Environmental Group - VSE's Energy and Environmental Group provides high-level consulting services in the field of energy and environmental management. The Energy and Environmental Group includes VSE's wholly owned subsidiary, Energetics, Inc.

Energetics, Inc. is a full-service energy and environmental consulting company providing technical and management support in all aspects of technology research, development, and demonstration. The company's expertise lies in state-of-the-art and advanced technology assessment, technical and economic feasibility analysis, technology transfer, R&D program planning, engineering studies, market assessment, strategic resource management, regulatory analysis, environmental compliance, and risk management. Founded in 1979 and acquired by VSE in 1995, Energetics has enjoyed steady growth as a result of its dedication to providing superior products and services to our clients in both the public and private sectors.

BAV Ship Transfer Program

VSE's BAV Division provides the U.S. Navy with engineering, technical and logistical support services associated with the sale, lease, or transfer of Navy ships to foreign governments. This program has been the Company's single largest revenue producer in recent years. Revenues generated by this program have typically accounted for a significant percentage of VSE's consolidated revenues, and revenues generated by this program accounted for approximately 29% and 43% of consolidated revenues in 2006 and 2005, respectively. The level of revenues and associated profits resulting from fee income generated by this program varies depending on a number of factors, including the timing of ship transfers and associated support services ordered by foreign governments and economic conditions of potential customers worldwide. The Company has experienced significant quarterly and annual revenue fluctuations and anticipates that future quarterly and annual revenues will be subject to variation due to changes in the level of activity associated with the Navy's ship transfer program. The transfer of four U.S. Navy ships to Taiwan under this program was a major contributor to the Company's revenues in 2004, 2005, and 2006.

The original contract associated with this program was a ten-year cost-plus award fee contract awarded in 1995 with a total ceiling value of more than $1 billion. BAV was awarded a second contract in April 2005 to continue work on this program. The second contract is a five-year cost-plus award fee contract with a total ceiling value of approximately $544 million. The Navy began issuing orders on the new contract in the second quarter of 2005 and ceased issuing orders for new work on the original contract at that time. BAV work associated with the transfer of four ships to Taiwan under delivery orders issued on the original contract was substantially completed in September 2006.

Contract terms under both the original and new contracts specify base fee payments and award fee payments to BAV. Base fee payments are determined by level of contract activity and base fee income is recognized each month. Award fee payments are determined by performance and level of contract activity. A contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Award fees are made three times during the year. Accordingly, the Company typically has three quarterly reporting periods per year that include the recognition of BAV award fee income and one quarterly reporting period that does not include BAV award fee income. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues will fluctuate from period to period. In 2004, 2005 and 2006, each of the three month periods ended March 31, June 30 and December 31 includes BAV award fee income. The three month periods ended September 30, 2004, 2005 and 2006 do not include BAV award fee income.

TBPS Program

VSE's SED Division performs work on a program to provide a protection system, the Tanker Ballistic Protection System ("TBPS"), for vehicles deployed by the U.S. Army in Iraq. Under this program, SED applies a polyurethane based ballistic coating system and necessary Add-on Armor Panels for Army Fuel Dispensing Tankers as protection from hostile fire. Delivery of completed vehicle protection systems began in January 2005.

SED has performed on the TBPS program under multiple firm fixed price per unit contracts. Subsequent to program implementation, VSE has received modifications to consolidate contracting activity into fewer contracts and to adjust the number of tankers based on Army tanker availability and needs, and the possibility remains that there may be future contract modifications as the

Army's needs change. The total contract ceiling value on the TBPS Program contracts is approximately $76 million, and the remaining available contract ceiling on the TBPS Program contracts is approximately $17 million as of December 31, 2006. Contract value on the TBPS contracts is fully funded at the time of award or modification. Currently, contractual coverage for work on the TBPS program runs through May 2007 and the Company expects to complete work in 2007.

The TBPS Program contributed significantly to VSE revenues in 2005 and 2006. The work performed on this program also significantly increases the amount of fixed price contract work performed by the Company. In general, the Company's fixed price contract work has higher risk and profit margins than work on other contract types. Accordingly, the TBPS program has presented, and is expected to continue to present during 2007, VSE's business with both increased profit margins and risk of loss.

CED Army Equipment Support Program

In December 2005, VSE's CED Division was awarded a task order on its Rapid Response support contract to provide maintenance and logistics services in support of U.S. Army equipment in Iraq and Afghanistan. Services provided under this program include deployed sustainment management, deployed logistics and repairs management, unique system training and curriculum support, resource management, and acquisition and administrative support. Work on this program began in 2006.

Substantially all of the services on this task order are provided by CED's subcontractor. CED provides certain program management services. The contract task order has a base year valued at approximately $139 million and an additional one-year option period valued at approximately $212 million. This program contributed significantly to VSE's revenues in 2006 and based on the contract value and a significant level of contract funding and funded backlog, is expected to contribute significantly to VSE's revenues in 2007, however, profit margins on subcontract work are lower than on work performed by Company personnel.

Government Procurement Policies and Practices

VSE's business is subject to the risks arising from economic conditions and political factors that may impact the budgets and program funding of customers served through VSE's contracts. VSE's revenues have historically been subject to annual fluctuations resulting from changes in the level of Defense spending. Future budgetary and funding decisions by government lawmakers or Defense restructuring efforts could affect the types and level of services provided by VSE to its government customers and could potentially have a material adverse impact on the Company's results of operations or financial condition.

The revenues of the Company depend on its ability to win new contracts and on the amount of work ordered by the government under the Company's existing contracts. The Company's ability to win new contracts is affected by government acquisition policies and procedures, including government procurement practices that in some years have tended toward bundling work efforts under large comprehensive management ("omnibus") contracts. This emphasis on large contracts presents challenges to winning new contract work, including making it more difficult for the Company to qualify as a bidder, increasing the level of competition due to the award of fewer contracts, and forcing the Company into competition with larger businesses that have greater financial resources and larger technical staffs. Competing for these contracts requires the Company to use teams of subcontractors to be able to offer the range of technical competencies needed to do the work. While the use of subcontractors on a large scale basis allows the Company to compete for this work, profit margins on subcontract work are lower than on work performed by Company personnel, thereby reducing the Company's overall profit margins.

The use of subcontractors on government contracts also raises certain government compliance, performance and financial risks to VSE in that government prime contractors are responsible for performing to the requirements of the contract and ensuring compliance with U.S. Government regulations relative to the performance by subcontractors.

Other government procurement practices that can affect the Company's revenues are 1) the length of contracts issued, which may vary depending on changes in contracting regulations and other factors; 2) the use of past performance criteria that may preclude entrance into new government markets; and 3) government social programs that limit contract work to small, woman, or minority owned businesses. Additional risk factors that could potentially affect the Company's results of operations are the government's right to terminate contracts for convenience, the government's right to not exercise all of the option periods on a contract, and funding delays caused by government political or administrative actions.

Global Economic Conditions and Political Factors

VSE's business is subject to the risks arising from global economic conditions and political factors associated with current and potential customers served through VSE's contracts with the U.S. Government. An economic slowdown in countries served under the BAV Ship Transfer Program could potentially affect sales. Failure by the government of a potential foreign customer to approve and fund acquisition of U.S. Navy ships offered under this program could affect sales. In any one year, a significant amount of the Company's revenues may result from sales on the BAV Ship Transfer Program to a single foreign government. BAV sales to Egypt have historically comprised a large percentage of the Company's total sales in any one year. Work associated with the transfer of four ships to Taiwan under the BAV Ship Transfer Program during 2004, 2005, and 2006 also comprised a large percentage of total sales.

The current international situation posed by potential terrorist activity and the continuing conflict in the Middle East could potentially increase the political risks for revenues from the BAV Ship Transfer, TBPS, and CED Army Equipment Support Programs. International tensions can also affect work by FMD on U.S. Navy ships when they are deployed outside of U.S. Navy facilities and are unavailable for maintenance work during this time period. Adverse results arising from these global economic and political risks could potentially have a material adverse impact on the Company's results of operations.

Concentration of Revenues From Continuing Operations
(in thousands)

Source of Revenue	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
BAV Egypt	$ 51,446	14.1	$ 52,926	18.9	$ 50,250	23.3
BAV Taiwan	45,729	12.6	63,058	22.5	56,038	25.9
BAV Other	9,649	2.7	5,024	1.8	6,675	3.1
Total BAV	106,824	29.4	121,008	43.2	112,963	52.3
TBPS Program	29,770	8.2	29,533	10.5	134	0.1
CED Army Equipment Support	106,209	29.2	-	-	-	-
VSE Other	120,931	33.2	129,598	46.3	102,914	47.6
Total Revenues	$363,734	100.0	$280,139	100.0	$216,011	100.0

Management Outlook

Growth Continued in 2006

The growth trend in revenues and profits in 2004 and 2005 continued in 2006. Major contributors to 2006 results were the Taiwan Ship Transfer work performed by BAV, performance on the TBPS Program, work performed on the CED Army Equipment Support Program, growth in ELD's Equipment Refurbishment Services provided to the U. S. Army Reserve, and additional work provided by

Significant IDIQ Contracts. See "Results of Operations" below for a more detailed discussion of 2006 results.

More Growth in 2007

Subject to the risk elements discussed above, VSE believes it has the potential to continue to increase revenues and profits in 2007. Discussion of some of the events and circumstances that will impact the Company's growth follows below.

CED Army Equipment Support Program

CED began work on this program in 2006 and revenues from this program in 2006 were approximately $106 million. Work on the program is expected to increase in 2007. The contract task orders for this program are incrementally funded, with funded backlog of approximately $140 million as of December 31, 2006. The task order in place for 2007 is valued at approximately $212 million. While profit margins on this program are expected to be low, the Company expects to benefit from the increased revenue base that this program provides.

Treasury Seized Property Management Contract Award

In August 2006, VSE was awarded a contract to support the U.S Department of the Treasury seized and forfeited general property program. This is a single award, cost-plus-incentive-fee contract that includes a base period of performance, four option periods, and award term provisions. Phase in work on the contract began in 2006 to transition the program from a predecessor contractor. This program is expected to be a significant contributor to VSE's revenues and profits in 2007 and future years. If all option and award term periods are exercised, contract performance is expected to continue through September 30, 2014 and provide potential revenue over the life of the contract of approximately $113 million, depending on service requirements.

BAV Ship Transfer Program

Work on the transfer of four U.S. Navy ships to Taiwan under this program was substantially completed in September 2006, marking the end of a major contributor to the Company's revenues in 2004, 2005, and 2006. Despite the absence of this work going forward, BAV has some solid prospects for follow on work in Taiwan and additional work in other countries. The Company expects the BAV Ship Transfer Program to continue to be a major provider of revenues in 2007 and future years. Funded backlog on the BAV Ship Transfer Program was approximately $51 million as of December 31, 2006.

TBPS Program

Contractual coverage for work on the TBPS program runs through May 2007 and the Company expects to complete work in 2007. The scheduled expiration of this program raises a challenge to the Company with respect to replacing the revenues and profits that it has provided over the prior two years. Revenues from this program were approximately $30 million in both 2006 and 2005. Funded backlog remaining on the program was approximately $17 million as of December 31, 2006.

ELD Equipment Refurbishment Services

VSE has provided the U. S. Army Reserve with military vehicle and equipment refurbishment services for several years. Beginning in 2006, VSE formed ELD to continue the performance of these services. ELD has expanded its workforce, facilities, capacity to perform work, contractual coverage and funding since its inception, resulting in increases in revenues from these services in 2006. The Company expects further increases in 2007 and future years.

Other Significant Contracts

VSE has three multiyear, multiple award, indefinite delivery, indefinite quantity contracts that have large nominal ceiling amounts with no funding committed at the time of award. VSE is one of several awardees on each contract. While future VSE revenue from these contracts cannot be predicted with certainty, the award of these contracts provides the Company with the opportunity to compete for work that could contribute to future revenue growth, including new work in 2007. These three contracts are described below.

VSE's CED Division has a multiyear Rapid Response support contract awarded by the U.S. Army Communications-Electronics Command (CECOM) in January 2003. The contract enhances the Company's revenue producing capabilities by allowing it to provide services through any of VSE's operating entities or through third party subcontractors for various end user government customers. If all options are exercised, this contract has a potential total nominal ceiling of approximately $2.9 billion over an eight-year period. While it is unlikely that the full ceiling amount will be realized, this contract has generated revenues for all of VSE of approximately $143 million, $37 million and $27 million during 2006, 2005 and 2004, respectively, including revenues of approximately $106 million on the CED Army Equipment Support Program in 2006. CED was awarded a new task order under this contract in December 2006 that represents potential revenues to the Company of about $164.8 million over a 16-month period if all options are exercised. VSE continues to pursue new orders on this contract that present potential revenue opportunities for the future.

VSE's FMD Division has a contract with the U.S. Navy, SeaPort Enhanced, awarded in April 2004, which includes a five-year base period and two five-year option periods. This contract is a procurement vehicle for the Navy to use for ordering services from a wide range of contractors to support all phases of naval ship and shipboard weapons systems acquisition and life-cycle support. While this award does not guarantee any revenues for VSE, the Company is one of several contractors eligible to bid for services during the life of the contract. As of December 31, 2006, FMD has been awarded approximately $20.8 million in contract task orders under this contract.

ELD has a contract, the Field and Installation Readiness Support Team ("FIRST") Contract, awarded in November 2006, with the U.S. Army to provide a broad range of logistics and engineering and technical services to Army activities in the continental United States and overseas locations. The contract has a five-year base period and three five-year option periods. VSE is one of several awardees eligible to share in the potential total contract ceiling amount, which is expected to be several billion dollars. The award of this contract provides VSE with the opportunity to compete for work which may contribute to future revenue growth.

Increases in Bookings and Funded Backlog

Revenues in government contracting businesses are dependent upon contract funding ("Bookings") and funded contract backlog is an indicator of potential future revenues. A summary of VSE's bookings, funded contract backlog, and revenues for 2006, 2005, and 2004 is as follows.

	(in $ millions)		
	2006	2005	2004
Bookings	388	390	303
Funded Backlog	299	276	168
Revenues	364	280	216

Longer Term

The growth in VSE revenue and profits during 2004, 2005, and 2006 presents the Company with both challenges and opportunities for future years. The biggest challenge VSE expects to face in future years is sustaining its recent level of growth. Certain work efforts that have supported VSE's growth during the past three years are due to expire. VSE has received significant contributions to its revenue growth 1) in these three years from the Taiwan Ship Transfer work, which ended in September 2006; 2) in 2005 and 2006 from the TBPS Program work, which is scheduled to expire in 2007; and, 3) in 2006 from the CED Army Equipment Support Program, which is scheduled to expire in December 2007. The expiration of these programs at various dates in 2006 and 2007 will reduce VSE annual revenues if the expiring work is not replaced by new or follow-on work.

The Company believes it is well prepared to meet the challenge of replacing the expiring work. Progress has already been made toward this end with the start up of the Treasury Seized Property Management program awarded in August 2006, the FIRST contract awarded in November 2006, the Rapid Response support contract award in December 2006, and continued increases in ELD's equipment refurbishment services.

Opportunities associated with VSE's recent growth include a more competitive price structure with which to bid on future work, a wider range of employee skill sets, and a broader name recognition and past performance record for use in expanding the Company's customer base. The Company currently has proposals under evaluation and in preparation, and is tracking multiple bidding opportunities for new contract work. Additionally, the larger revenue level and capital base built up in recent years improves the Company's ability to pursue larger programs and potential acquisition opportunities.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), "Share-Based Payment," which is a revision to SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25 and amends SFAS 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R), using the modified prospective method, on January 1, 2006.

The impact of adopting SFAS 123(R) decreased income before income taxes by approximately $252 thousand ($157 thousand after tax) in 2006. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The amount of financing cash flows from benefits of tax deductions in excess of recognized compensation cost for 2006 was $312 thousand. The amount of operating cash flows recognized for such excess tax deductions was approximately $761 thousand and $433 thousand for 2005 and 2004, respectively.

On December 30, 2005, the Board directed VSE to discontinue awarding options, both discretionary and nondiscretionary, to purchase VSE Stock under VSE's 2004 Stock Option Plan (the "2004 Plan"). The options outstanding under the 2004 Plan as of December 30, 2005, and the options to purchase VSE Stock under VSE's 1998 Stock Option Plan (the "1998 Plan") are not affected by this Board action. The primary reason for the Board's suspension of option awards under the 2004 Plan was the potential impact on VSE's results of operations from the application of SFAS 123 (R) to share-based payments to employees, including stock option awards.

Accounting for Uncertainty in Income Taxes

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes," which is effective January 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, "Accounting for Income Taxes." The cumulative effect of applying the provisions of this interpretation are required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The Company has begun to review and evaluate FIN 48 and the impact of its adoption is not expected to be material.

Critical Accounting Policies

VSE's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require VSE to make estimates and assumptions. The Company believes the following critical accounting polices affect the more significant judgments, estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

Substantially all of the Company's services are performed for its customers on a contract basis. The three primary types of contracts used are cost-type contracts, time and materials contracts, and fixed-price contracts. Revenues result from work performed on these contracts by the Company's employees and from pass-through of costs for material and work performed by subcontractors.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, and manufacturing performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Certain direct and incremental contract costs have been deferred and reported as a current asset prior to the recognition of revenue. These costs are realizable beginning in August 2006 through January 2007. The amount of remaining costs classified as a current asset as of December 31, 2006 is approximately $164 thousand.

Revenues by contract type for the three years ended December 31, 2006 were as follows (in thousands):

Contract Type	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
Cost-type	$ 147,733	40.6	$ 177,567	63.4	$ 148,043	68.5
Time and materials.	172,766	47.5	60,618	21.6	31,928	14.8
Fixed-price	43,235	11.9	41,954	15.0	36,040	16.7
	$ 363,734	100.0	$ 280,139	100.0	$ 216,011	100.0

The large increase in time and materials revenues from 2005 to 2006 shown in the table above is primarily attributable to approximately $106 million in revenues from the CED Army Equipment Support contract that started in 2006. Substantially all of the revenues on this contract result from the pass through of subcontractor support services that have a very lcw profit margin for VSE.

The Company will occasionally perform work at risk, which is work that is performed prior to the government formalizing funding for such work. Revenue related to work performed at risk is not recognized until it can be reliably estimated and its realization is probable. VSE recognizes this "risk funding" as revenue when the associated costs are incurred or the work is performed. VSE is at risk of loss for any risk funding not received. The Company provides for anticipated losses on contracts by a charge to income during the period in which losses are first identified. Revenues recognized in 2006 include approximately $369 thousand for which the Company had not received formalized funding as of December 31, 2006. The Company received funding modifications for approximately $174 thousand of this amount as of February 2007, leaving approximately $195 thousand of 2006 revenues classified as risk funding. VSE believes that it will receive funding for this remaining risk funding revenue.

Long-Lived Assets

In assessing the recoverability of long-lived assets, including goodwill and other intangibles, VSE must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, VSE may be required to record impairment charges for these assets not previously recorded.

Goodwill

Goodwill and intangible assets with indefinite lives are subject to a review for impairment at least annually. The Company performs its annual impairment test on September 30. As of December 31, 2006, the Company had approximately $1.1 million of unamortized goodwill associated with its acquisition of Energetics in 1995. The Company has not recognized any reduction to the goodwill due to the impairment rules. If at some time in the future it is determined that impairment has occurred, such impairment could potentially have a material adverse impact on the Company's results of operations or financial condition.

Contingencies

From time to time VSE is subject to proceedings, lawsuits and other claims related to environmental, labor and other matters. VSE is required to assess the likelihood of any adverse judgments or outcomes to these contingencies as well as potential ranges of probable losses and establish reserves accordingly. The amount of reserves required may change in future periods due to new developments in each matter or changes in approach to a matter such as a change in settlement strategy.

Income Taxes

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense.

Results of Operations

Revenues

The following table shows the revenues from operations of VSE, its subsidiaries and divisions, and such revenues as a percent of total revenues:

Revenues from Operations
(dollars in thousands)

Company or Business Unit	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
VSE (parent company)	$ 57	0.0	$ 34	0.0	$ 12	0.0
CED	128,658	35.4	28,564	10.2	24,615	11.4
BAV	106,824	29.4	121,008	43.2	112,963	52.3
FMD	50,480	13.9	59,800	21.3	41,711	19.3
SED	42,016	11.5	49,001	17.5	12,762	5.9
ELD	16,771	4.6	-	-	-	-
Energetics	14,269	3.9	12,694	4.5	11,693	5.4
MSD	3,511	1.0	4,063	1.5	3,300	1.5
VCG	1,148	0.3	4,975	1.8	7,314	3.4
Business Units Inactive as of December 31, 2006	-	-	-	-	1,641	0.8
	$363,734	100.0	$280,139	100.0	$216,011	100.0

Revenues increased by approximately 30% per year for the years ended December 31, 2006 and 2005, as compared to the respective prior years. A substantial portion of the increase in revenues for 2006 was attributable to revenues associated with the CED Army Equipment Support Program work, which started in January 2006. Increased revenues from ELD equipment refurbishment services (revenues from these services were included in SED's results in 2005 and 2004) and SED and Energetics contract services also contributed to the Company's increases in revenues. The increases in revenues were partially offset by decreases in the level of work performed under the BAV Ship Transfer Program, on FMD's Navy contracts, and on VCG's contract with the U.S. Coast Guard.

The primary reasons for the increases in revenues in 2005 were 1) work attributable to the TBPS program; 2) increased levels of work performed by FMD on its U.S. Navy contracts; 3) an increase in work performed under the BAV Ship Transfer Program, including revenues associated with the Taiwan ship transfer; 4) an increase in work performed on the CED Rapid Response contract; and 5) increased levels of military equipment refurbishment services performed for the U.S. Army Reserve.

Income from Continuing Operations Before Income Taxes

The following table shows consolidated revenues and income from operations before income taxes, other items of income and expense, and such amounts as a percent of revenues.

Income from Continuing Operations Before Income Taxes
(dollars in thousands)

Description	2006	%	2005	%	2004	%
Revenues	$363,734	100.0	$280,139	100.0	$216,011	100.0
Costs and expenses	350,978	96.5	269,780	96.3	209,841	97.1
Gross profit	12,756	3.5	10,359	3.7	6,170	2.9
Selling, general and administrative expenses	694	0.2	580	0.2	636	0.3
Interest(income)expense	(427)	(0.1)	(210)	(0.1)	(102)	0.0
Income from continuing operations before income taxes	$ 12,489	3.4	$ 9,989	3.6	$ 5,636	2.6

VSE's gross profits as a percentage of revenues on continuing operations decreased slightly in 2006 as compared to 2005 and increased in 2005 as compared to 2004. Company-wide revenue increases tend to increase the gross profit percentages realized on the Company's fixed price and time and materials contracts due to the ability to spread corporate costs over a larger revenue base. The ability to spread corporate costs over a larger revenue base and an increase in the amount of work performed on fixed price and time and materials contracts, which have more favorable profit margins than work performed on cost type contracts, had a positive impact on gross profit dollars in both 2006 and 2005. Conversely, the Company realized a substantial increase in low margin revenues on the CED Army Equipment Support Program in 2006, resulting from the large amount of subcontractor pass-through work performed on this program, which caused a slight decrease in the Company's gross profits as a percentage of revenues. The effect of the increased revenues from the CED Army Equipment Support Program in 2006 was to increase gross profit dollars while at the same time slightly decrease gross profits as a percentage of revenues.

Programs that contributed to gross profit increases, in part due to the improved gross margins resulting from higher revenue levels, included the TBPS Program and services provide by FMD and Energetics. Additionally, BAV Ship Transfer Program services experienced improved profitability in 2006, and CED operational losses were reduced in 2006 and 2005 as compared to 2004. Other factors that affect the Company's gross margins include the timing of contract award fees, effective project and cost management, and competitive factors.

Selling, general and administrative expenses consist primarily of costs and expenses that are not chargeable or reimbursable on the Company's operating unit contracts. As a percentage of revenues, these expenses varied little in 2006 and 2005 as compared to the respective prior years.

VSE did not have significant borrowing requirements or interest expense in 2006, 2005, and 2004. The Company's interest income increased in 2006 as compared to 2005 and increased in 2005 as compared to 2004 as profits from operations and resulting cash surpluses were invested.

Segment Operating Results

Federal Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the Federal Group (in thousands).

Description	2006	2005	2004
Revenues	$190,956	$ 81,628	$ 42,318
Costs and expenses	185,076	76,193	40,386
Gross profit	$ 5,880	$ 5,435	$ 1,932
Gross profit percent	3.1%	6.7%	4.6%

Revenues in the Federal Group increased by approximately 134% and 93% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. A substantial portion of the increase in revenues for 2006 was attributable to revenues associated with the CED Army Equipment Support Program work, which started in January 2006. Increased revenues from ELD's equipment refurbishment services and SED contract services also contributed to the increases in 2006 revenues. The increase in revenues in 2005 was primarily attributable to the TBPS program, for which production started in January 2005. Growth in ELD's equipment refurbishment services also contributed to the Federal Group's revenue increase in 2005.

Gross profit in the Federal Group increased by approximately 8% and 181% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. While the CED Army Equipment Support Program work accounted for the majority of the Federal Group's revenue increase in 2006, substantially all of the work on this program is performed by a subcontractor and these costs are passed on to the government essentially at cost. Accordingly, the increase in gross profit for 2006 was very modest in relation to the revenue increase, and gross profit as a percentage of revenues declined from 6.7% to 3.1%. Production efficiency improvements on the TBPS Program contributed to an increase in gross profit dollars in 2006. The increase in gross profit in 2005 was primarily due to having the TBPS Program work in 2005 as compared to 2004 when production work on this program had not yet begun. Increased military equipment refurbishment services performed for the U. S. Army Reserve (performed by SED in 2005 and 2004) and the reduction of operational losses associated with CED also contributed to increased gross profit in 2005.

International Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the International Group(in thousands).

Description	**2006**	**2005**	**2004**
Revenues	$158,452	$185,784	$161,988
Costs and expenses	153,132	182,131	159,176
Gross profit	$ 5,320	$ 3,653	$ 2,812
Gross profit percent	3.4%	2.0%	1.7%

Revenues in the International Group decreased by approximately 15% and increased by approximately 15% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. The decrease in revenues in 2006 was primarily due to the completion of BAV's work associated with the transfer of U. S. Navy ships to Taiwan and to a reduction in the amount of subcontractor pass-through ordered through FMD's Navy contracts. A reduction in the amount of services ordered on VCG's contract with the U. S. Coast Guard also contributed to the decrease in revenues in 2006. The increase in revenues in 2005 was primarily due to increased levels of work performed by FMD on its U. S. Navy contracts and an increase in work performed under the BAV Ship Transfer Program, including revenues associated with the Taiwan ship transfer.

Gross profit in the International Group increased by approximately 46% and 30% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. The increases in gross profit in these years was primarily due to the transition from the old BAV contract to the new contract and to an increase in labor driven revenues on FMD's Navy contracts.

Energy and Environmental Group

The following table shows consolidated revenues, costs and expenses, and gross profit from operations for the Energy and Environmental Group (in thousands).

Description	**2006**	**2005**	**2004**
Revenues	$ 14,268	$ 12,694	$ 11,693
Costs and expenses	12,665	11,331	10,218
Gross profit	$ 1,603	$ 1,363	$ 1,475
Gross profit percent	11.2%	10.7%	12.6%

Revenues in the Energy and Environmental Group increased by approximately 12% and 9% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. The increases in revenues for both years was due primarily to increases in the energy and environmental consulting services performed as a result of increased emphasis on marketing efforts.

Gross profit in the Energy and Environmental Group increased by approximately 18% and decreased by approximately 8% for the years ended December 31, 2006 and 2005, as compared to the respective prior years. The increase in gross profit in 2006 was primarily due to the growth in revenues. The decrease in gross profit in 2005 was primarily due to an increase in lower margin subcontract pass-through work in place of labor driven revenues.

Discontinued Operations

In July 2004, all business operations associated with the Company's TTD division ceased. Accordingly, prior period consolidated financial statements have been restated to reflect the financial results of TTD as discontinued operations. The revenues, costs and expenses of TTD have been excluded from the respective captions in the Consolidated Statement of Operations. The loss from discontinued operations associated with TTD, net of tax, in the years ended December 31, 2006, 2005, and 2004 was approximately $0, $0 thousand and, $1 thousand, respectively.

Financial Condition

VSE's financial condition remained strong during 2006. The Company's largest assets are its accounts receivable and cash and cash equivalents. The largest liabilities are its accounts payable and accrued expenses. Accounts receivable increased approximately $23 million, cash and cash equivalents decreased approximately $4 million, accounts payable increased approximately $15 million, and accrued expenses increased by approximately $1 million during 2006. These increases and changes to other asset and liability accounts were due primarily to the increase in the level of business activity, contract delivery schedules, subcontractor and vendor payments required to perform this work, and the timing of associated billings to customers and collections.

The increase in total stockholders' equity in 2006 resulted from earnings and dividend activity and from the exercise of stock options. In June 2006, the Board authorized the Company to repurchase up to 50,000 shares of VSE Stock from time to time on the open market, subject to corporate objectives. As of December 31, 2006, the Company had not purchased any of these shares.

Liquidity and Capital Resources

Cash Flows

The Company's cash and cash equivalents decreased by approximately $4.0 million during 2006. Approximately $1.6 million in net cash was provided by operating activities, approximately $5.6 million was used in investing activities, and approximately $15 thousand was provided by financing activities. The difference between cash provided by operating activities of approximately $1.6 million in 2006 as compared to cash provided by operating activities of approximately $15.6 million in 2005 is primarily due to differences in the levels of accounts receivable, contract inventories, accounts payable and accrued expenses associated with contract requirements and the associated billing and collections cycle, and to the Company's increase in profits. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $630 thousand provided by stock purchase transactions by directors and officers associated with the exercise of stock options and directors' fees, and $615 thousand used to pay dividends.

The Company's cash and cash equivalents increased by approximately $12.6 million during 2005. Approximately $15.6 million in net cash was provided by operating activities, approximately $1.6 million was used in investing activities, and approximately $1.4 million was used in financing activities. The difference between cash provided by operating activities of approximately $15.6 million in 2005 as compared to cash used in operating activities of approximately $8.8 million in 2004 is primarily due to differences in the levels of accounts receivable, contract inventories, and accounts payable associated with contract requirements and the associated billing and collections cycle, and to the Company's increase in profits. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $1.6 million used to repay bank loans, $715 thousand provided by the issuance of common stock to directors and officers associated with the exercise of stock options and directors' fees, and $510 thousand used to pay dividends.

The Company's cash and cash equivalents decreased by approximately $9.7 million during 2004. Approximately $8.8 million in net cash was used in operating activities, investing activities used approximately $2.6 million, and financing activities provided approximately $1.7 million. Investing activities consisted of the purchase of property and equipment. Financing activities consisted of $1.6 million provided by bank loan proceeds, $518 thousand provided by the issuance of common stock to directors and officers associated with the exercise of stock options and directors' fees, and $401 thousand used to pay dividends.

Quarterly cash dividends were paid at the rate of $.06 per share during each of the three months ended March 31 and June 30, 2006, and at the rate of $.07 per share during the three month periods ended September 30 and December 31, 2006. Pursuant to its bank loan agreement (see Note 8 of "Notes to Consolidated Financial Statements"), the payment of cash dividends by VSE is subject to annual rate restrictions. VSE has paid cash dividends each year since 1973.

Liquidity

The Company's internal sources of liquidity result primarily from operating activities, specifically from changes in the level of revenues and associated accounts receivable and accounts payable from period to period, and from profitability. Significant increases or decreases in revenue and accounts receivable and accounts payable can cause significant increases or decreases in internal liquidity.

Accounts receivable arise primarily from billings made by the Company to the government or other government prime contractors for services rendered, and payments received on accounts receivable represent the principal source of cash for the Company. Accounts receivable levels can be affected significantly by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts. Accounts receivable levels are also affected by contract retainages, differences between the provisional billing rates authorized by the government compared to the costs actually incurred by the Company, differences between billable amounts authorized by contract terms compared to costs actually incurred by the Company, and government delays in processing administrative paperwork for contract funding.

Work on the TBPS program requires the Company to acquire inventories consisting of materials, supplies, and other expenditures for which end units have not yet been completed and accepted. Although these costs are classified as inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. All of the inventories are expected to be liquidated, billed, and collected as vehicle protection systems are completed and accepted by the government customer. These materials and direct supplies will not be restocked to maintain any permanent inventory levels.

Accounts payable arise primarily from purchases of subcontractor services and materials used by the Company in the performance of its contract work. Payments made on accounts payable, along with payments made to satisfy employee payroll and payroll associated expenses, make up the principal cash requirements of the Company. Accounts payable levels can be affected by changes in the level of contract work performed by the Company and by the timing of large materials purchases and subcontractor efforts used in performance on the Company's contracts.

Other cash requirements include income tax payments, the acquisition of capital assets for shop, office and computer support, and the payment of cash dividends. From time to time, the Company also invests in the acquisition, expansion, improvement, and maintenance of its operational and administrative facilities. The growth in the level of equipment refurbishment services provided by ELD has required an increased level of investment in operational facilities in 2006 and the Company could possibly make additional investment in such facilities 2007 and future years.

VSE's external sources of liquidity consist of a revolving bank loan agreement that provides loan financing based on the Company's accounts receivable (See Note 8 of "Notes to Consolidated Financial Statements"). The bank financing complements the internal sources of liquidity by providing increasing levels of borrowing capacity as accounts receivable levels increase. The bank loan agreement provided loan financing up to a maximum commitment of $15 million as of December 31, 2006. The amount of this commitment is negotiable between the Company and the bank. The Company has determined that the current $15 million commitment amount is adequate to cover known current and future liquidity requirements.

Performance of work under the Company's larger contracts that require significant amounts of subcontractor or material purchases have the potential to cause substantial requirements for working capital; however, management believes that cash flows from operations and the bank loan commitment are adequate to meet current operating cash requirements.

Contractual Obligations

The following table shows the consolidated contractual obligations for VSE as of December 31, 2006 (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Operating leases, net of non-cancelable sublease income	$23,835	$4,212	$7,826	$5,485	$6,312
Purchase obligations . .	1,142	1,142	-	-	-
Total	$24,977	$5,354	$7,826	$5,485	$6,312

Operating lease commitments are primarily for VSE's principal executive and administrative offices and leased facilities for office, shop, and warehouse space located near customer sites or to serve customer needs. The Company also has some equipment and software leases that are included in these amounts.

Purchase obligations consist primarily of contractual commitments associated with construction, improvements and maintenance on VSE facilities, and for the acquisition of office, shop, and computer equipment. The table excludes contractual commitments for materials or subcontractor work purchased to perform U.S. Government contracts. Such commitments for materials and subcontractors are reimbursable when used on the contracts, and generally are also reimbursable if a contract is "terminated for convenience" by the U.S. Government pursuant to federal contracting regulations.

Inflation and Pricing

Most of the contracts performed by VSE provide for estimates of future labor costs to be escalated for any option periods provided by the contracts, while the non-labor costs included in such contracts are normally considered reimbursable at cost. VSE property and equipment consists of computer systems equipment, furniture and fixtures, leasehold improvements, buildings, land and land improvements. The overall impact of inflation on replacement costs of such property and equipment is not expected to be significant.

Disclosures About Market Risk

Interest Rates

VSE's bank loan financing provides available borrowing to the Company at variable interest rates. The Company has not borrowed significant amounts on the loan in recent years. Accordingly, the Company does not believe that any movement in interest rates would have a material impact on future earnings or cash flows. If VSE were to significantly increase borrowings on the current loan arrangement, or enter into other loan arrangements, future interest rate changes could potentially have a material impact.

Foreign Currency

While a significant amount of the Company's business results from the services provided by BAV related to the transfer of ships to foreign governments, the BAV contract payments are made by the U.S. Government in U.S. dollars. Additionally, most funding requirements to support work performed or services purchased in foreign countries are made in U.S. dollars, and the infrequent disbursements that are made in foreign currencies are reimbursable to BAV in post conversion dollars. Foreign currency transactions of other VSE divisions or subsidiaries are very limited. Accordingly, the Company does not believe that it is exposed to any material foreign currency risk.

ITEM 8. Financial Statements and Supplementary Data

Index To Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	34
Consolidated Balance Sheets as of December 31, 2006 and 2005 . .	35
Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004	36
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2006, 2005, and 2004 . .	37
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004	38
Notes to Consolidated Financial Statements	39

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of VSE Corporation:

We have audited the accompanying consolidated balance sheets of VSE Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VSE Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1 in the notes to consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board No. 123(R), effective January 1, 2006.

/s/ Ernst & Young LLP

McLean, Virginia
February 21, 2007

VSE Corporation and Subsidiaries
Consolidated Balance Sheets

(in thousands, except per share amounts)

	As of December 31, 2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 8,745	$12,717
Accounts receivable, principally U.S. Government, net	66,730	43,926
Contract inventories	4,459	4,273
Deferred tax assets	1,196	1,033
Other current assets	2,472	2,205
Total current assets	83,602	64,154
Property and equipment, net	8,409	4,583
Deferred tax assets	1,133	682
Goodwill	1,054	1,054
Other assets	4,337	3,393
Total assets	$98,535	$73,866
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$44,302	$29,752
Accrued expenses	13,486	12,233
Dividends payable	168	141
Total current liabilities	57,956	42,126
Deferred compensation	2,183	1,589
Other liabilities	160	-
Total liabilities	60,299	43,715
Commitments and contingencies		
Stockholders' equity:		
Common stock, par value $.05 per share, authorized 15,000,000 shares; issued and outstanding 2,394,081 in 2006 and 2,359,611 in 2005	120	118
Paid-in surplus	7,283	6,348
Deferred stock-based compensation	-	(1)
Retained earnings	30,833	23,686
Total stockholders' equity	38,236	30,151
Total liabilities and stockholders' equity	$98,535	$73,866

The accompanying notes are an integral part of these balance sheets.

VSE Corporation and Subsidiaries
Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the years ended December 31, 2006	2005	2004
Revenues, principally from contracts	$ 363,734	$ 280,139	$ 216,011
Costs and expenses of contracts	350,978	269,780	209,841
Gross profit	12,756	10,359	6,170
Selling, general and administrative expenses	694	580	636
Interest (income) expense, net	(427)	(210)	(102)
Income before income taxes	12,489	9,989	5,636
Provision for income taxes	4,700	3,820	2,191
Income from continuing operations	7,789	6,169	3,445
Discontinued operations:			
Loss from operations before income taxes	-	-	(2)
Benefit for income taxes	-	-	(1)
Loss from discontinued operations	-	-	(1)
Net income	$ 7,789	$ 6,169	$ 3,444
Basic earnings per share:			
Income from continuing operations	$ 3.29	$ 2.66	$ 1.54
Loss from discontinued operations	0.00	0.00	0.00
Net income	$ 3.29	$ 2.66	$ 1.54
Basic weighted average shares outstanding	2,368,725	2,322,736	2,231,848
Diluted earnings per share:			
Income from continuing operations	$ 3.21	$ 2.58	$ 1.49
Loss from discontinued operations	0.00	0.00	0.00
Net income	$ 3.21	$ 2.58	$ 1.49
Diluted weighted average shares outstanding	2,424,442	2,392,027	2,309,932

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands except per share data)

	Common Stock Shares	Common Stock Amount	Paid-In Surplus	Deferred Stock-based Compensation	Retained Earnings	Total Stockholders' Investment
Balance at December 31, 2003	2,214	$ 110	$ 3,928	$ (17)	$ 15,037	$19,058
Net income for the year	-	-	-	-	3,444	3,444
Exercised stock options	62	4	505	-	-	509
Tax benefit of options exercised	-	-	433	-	-	433
Deferred stock-based compensation	-	-	4	(4)	-	-
Amortization of deferred stock-based compensation	-	-	-	17	-	17
Issuance of stock	1	-	9	-	-	9
Dividends declared ($.19)	-	-	-	-	(427)	(427)
Balance at December 31, 2004	2,277	114	4,879	(4)	18,054	23,043
Net income for the year	-	-	-	-	6,169	6,169
Exercised stock options	79	4	587	-	-	591
Tax benefit of options exercised	-	-	761	-	-	761
Deferred stock-based compensation	-	-	(3)	-	-	(3)
Amortization of deferred stock-based compensation	-	-	-	3	-	3
Issuance of stock	4	-	124	-	-	124
Dividends declared ($.23)	-	-	-	-	(537)	(537)
Balance at December 31, 2005	2,360	118	6,348	(1)	23,686	30,151
Net income for the year	-	-	-	-	7,789	7,789
Stock-based compensation	2	-	308	-	-	308
Exercised stock options	31	2	255	-	-	257
Excess tax benefits from Share-based payment arrangements	-	-	312	-	-	312
Deferred stock-based compensation	-	-	-	1	-	1
Issuance of stock	1	-	60	-	-	60
Dividends declared ($.27)	-	-	-	-	(642)	(642)
Balance at December 31, 2006	2,394	$ 120	$ 7,283	$ -	$ 30,833	$38,236

The accompanying notes are an integral part of these statements.

VSE Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$ 7,789	$ 6,169	$ 3,444
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,882	1,417	1,304
Loss on sale of property and equipment	9	1	-
Deferred taxes	(614)	(326)	(273)
Stock-based compensation	308	-	-
Tax benefit of options exercised	-	761	433
Amortization of deferred stock-based compensation	-	-	17
Change in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable, net	(22,804)	(3,652)	(18,439)
Contract inventories	(186)	4,231	(8,504)
Other current assets and noncurrent assets	(1,310)	(932)	(801)
Increase (decrease) in:			
Accounts payable and deferred compensation	15,144	3,646	12,655
Accrued expenses	1,308	4,256	1,332
Other liabilities	105	55	-
Net cash provided by (used in) operating activities	1,631	15,626	(8,832)
Cash flows from investing activities:			
Purchase of property and equipment	(5,618)	(1,666)	(2,576)
Net cash used in investing activities	(5,618)	(1,666)	(2,576)
Cash flows from financing activities:			
Net proceeds from (repayment of) bank loans	-	(1,578)	1,578
Dividends paid	(615)	(510)	(401)
Excess tax benefits from share-based payment arrangements	312	-	-
Proceeds from the exercise of options of common stock	258	591	508
Proceeds from issuance of common stock	60	124	10
Net cash provided by (used in) financing activities	15	(1,373)	1,695
Net (decrease) increase in cash and cash equivalents	(3,972)	12,587	(9,713)
Cash and cash equivalents at beginning of year	12,717	130	9,843
Cash and cash equivalents at end of year	$ 8,745	$12,717	$ 130

Supplemental cash flow disclosures (in thousands):

	2006	2005	2004
Cash paid during the year for:			
Interest	$ -	$ 2	$ -
Income taxes	$ 4,472	$ 3,153	$ 2,292

The accompanying notes are an integral part of these statements.

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements consist of the operations of the parent company, operations of the Company's unincorporated divisions and wholly owned subsidiary. Energetics Incorporated ("Energetics") is currently VSE's only active subsidiary. Active divisions include BAV Division ("BAV"), Coast Guard Division ("VCG"), Communications and Engineering Division ("CED"), Fleet Maintenance Division ("FMD"), Management Sciences Division ("MSD"), Systems Engineering Division ("SED"), and Engineering and Logistics Division ("ELD") beginning in 2006.

VSE previously conducted business operations in other subsidiaries and divisions during the past three year period that have been dissolved or became inactive prior to December 31, 2005. These include Human Resource Systems, Inc. ("HRSI"), dissolved in 2004, Telecommunications Technologies Division ("TTD"), discontinued operations in 2004 and Information Assurance Division ("IAD", formerly Value Systems Services Division or "VSS"), inactive as of May 2005.

The term "VSE" or "Company" means VSE and its subsidiaries and divisions unless the context indicates operations of the parent company only. Intercompany sales are principally at cost. All intercompany transactions have been eliminated in consolidation. Certain prior year balances have been reclassified for comparative purposes.

The Company's business operations consist primarily of diversified engineering, logistics, management, and technical services performed on a contract basis. Substantially all of the Company's contracts are with agencies of the United States Government (the "government") and other federal government prime contractors. The Company's customers also include non-government organizations and commercial entities.

Management of VSE's business operations is conducted under three reportable operating segments, the Federal Group, the International Group, and the Energy and Environmental Group. See Note 15 of the Company's consolidated financial statements for further discussion.

(b) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates affecting the financial statements include the allowance for doubtful accounts and accruals for loss contracts, contract disallowance and self insured health claims, and estimated cost to complete on certain fixed-price contracts.

(c) Stock-based Compensation

2006 Restricted Stock Plan

On May 2, 2006, the Company's stockholders approved the VSE Corporation 2006 Restricted Stock Plan (the "2006 Plan"). Under the 2006 Plan, not more than a total of 125,000 shares of VSE common stock ("VSE Stock") may be issued. The shares issued under the 2006 Plan may, at the Company's option, be either shares held in treasury or shares originally issued. On June 27, 2006, the Company granted 1,800 shares of restricted VSE Stock to the Company's outside Directors under the 2006 Plan. The fair market value on the grant date was

$31.50 per share. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date.

Stock Option Plans

On December 30, 2005, VSE's board of directors (the "Board") discontinued, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE Stock under VSE's 2004 Stock Option Plan (the "2004 Plan"). The options outstanding under the 2004 Plan and predecessor 1998 Stock Option Plan (the "1998 Plan") were not affected by this Board action.

Accounting for Stock-based Compensation

Prior to January 1, 2006, the Company had followed the provisions of SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Accordingly, the Company accounted for stock-based compensation under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, using the intrinsic value method. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized as of December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123. Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's net income for the year ended December 31, 2006, was approximately $157 thousand lower or approximately $.07 per share basic and $.06 per share diluted than if it had continued to account for share-based compensation under Opinion 25. The total compensation cost not yet recognized in the Company's income before income taxes as of December 31, 2006 is approximately $181 thousand, to be recognized in 2007.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Statement of Cash Flows has approximately $312 thousand in excess tax benefits classified as cash provided by financing activities for the year ended December 31, 2006. The amount of operating cash flows recognized for such excess tax deductions for the years ended December 31, 2005 and 2004 was approximately $761 thousand and $433 thousand, respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation (in thousands, except per share amounts):

	Year Ended December 31	
	2005	2004
Net income, as reported	$6,169	$3,444
Add: Total stock-based employee compensation expense as reported under intrinsic value method (APB No. 25) for all awards, net of related tax effects	-	9
Deduct: Total stock-based compensation expense determined under fair value based method (SFAS No. 123) for all awards, net of related tax effects	(294)	(126)
Pro forma net income	$5,875	$3,327
Earnings per share:		
Basic - as reported	$2.66	$1.54
Diluted - as reported	$2.58	$1.49
Basic - pro forma	$2.53	$1.49
Diluted - pro forma	$2.46	$1.44

The fair value of the options is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in the pricing calculations for 2005, and 2004:

	2005	2004
Risk free interest rate	3.28%	2.47%
Dividend yield	0.79%	1.30%
Expected life	3 years	3 years
Expected volatility	60.50%	48.30%

(d) Earnings Per Share

Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share have been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period. Potentially dilutive common shares include incremental common shares issuable upon exercise of stock options.

	Years Ended December 31,		
	2006	2005	2004
Basic weighted average common shares outstanding	2,368,725	2,322,736	2,231,843
Dilutive effect of options	55,717	69,291	78,084
Diluted weighted average common shares outstanding	2,424,442	2,392,027	2,309,932

(e) Cash and Cash Equivalents

Cash and cash equivalents reported by the Company consist of cash balances in the Company's bank accounts and short term temporary invested balances netted by checks issued on the Company's bank accounts that have not yet been presented to the bank for collection. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Due to the short maturity of these instruments, the carrying value on our consolidated balance sheet approximates fair value.

(f) Contract Inventories

Contract inventories consist of materials purchased and other expenditures arising from and solely and directly attributable to contract requirements. The cost of such contract inventories is expected to be billed to the customer within a relatively short time. These materials and direct supplies are purchased to satisfy contract requirements and are not restocked to maintain any permanent contract inventory levels.

Work in process contract inventories consist of amounts for materials, supplies and other expenditures for which work has been performed but for which the end unit has not yet been completed and accepted. Work in process contract inventory is stated at cost plus applicable indirect cost burdens, including general and administrative costs. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to or a security interest in inventories related to such contracts as a result of advances, performance based payments and progress payments. Such advances and payments are reflected as an offset against the related inventory balances.

(g) Property and Equipment

Property and equipment are stated at cost. Depreciation of computer systems equipment is provided principally by the double-declining method over periods of two to four years. Depreciation of furniture and fixtures is provided principally by the straight-line method over approximately nine years. Depreciation of other equipment is provided principally by the double-declining method over periods of three to ten years. Depreciation of buildings and land improvements is provided principally by the straight-line method over periods of approximately twenty to thirty years. Amortization of leasehold improvements is provided by the straight-line method over the lesser of their useful life or the remaining term of the lease.

(h) Concentration of Credit Risk/Fair Value of Financial Instruments

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and trade accounts receivable. The Company believes that concentrations of credit risk with respect to trade accounts receivable are limited as they are primarily government receivables. The Company believes that the fair market value of all financial instruments, including assets of the deferred compensation plan and debt, approximate book value.

Contracts with the U.S. Government either as a prime or subcontractor, primarily with the U.S. Department of Defense, accounted for approximately 99% of revenues for each of the years ending December 31, 2006, 2005, and 2004. The BAV contract accounted for approximately 29%, 43% and 52% of consolidated revenues during 2006, 2005 and 2004, respectively. The CED Army Equipment Support Programs started in 2006 and accounted for approximately 29% of consolidated revenues during 2006.

(i) Contract Revenues

Substantially all of the Company's revenues result from contract services performed for the U.S. Government or for contractors engaged in work for the government under a variety of contracts. Revenue is considered earned when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

Revenues on cost-type contracts are recorded as contract allowable costs are incurred and fees earned. Profits on cost-type contracts are equal to the fees that are earned. The BAV contract terms specify award fee payments that are determined by performance and level of contract activity. Award fees are made three times during the year and a contract modification authorizing the award fee payment is issued subsequent to the period in which the work is performed. The Company does not recognize award fee income until the fees are fixed and determinable, generally upon contract notification confirming the award fee. Due to such timing, and to fluctuations in the level of revenues, profits as a percentage of revenues on this contract will fluctuate from period to period.

Revenues for time and materials contracts are recorded on the basis of contract allowable labor hours worked multiplied by the contract defined billing rates, plus the direct costs and indirect cost burdens associated with materials and subcontract work used in performance on the contract. Profits on time and material contracts result from the difference between the cost of services performed and the contract defined billing rates for these services.

Revenue recognition methods on fixed-price contracts will vary depending on the nature of the work and the contract terms. On certain fixed-price contracts revenues are recorded as costs are incurred, using the percentage-of-completion method of accounting, since these contracts require design, engineering, and manufacturing performed to the customer's specifications. Revenues on fixed-price service contracts are recorded as work is performed. Revenues on fixed-price contracts that require delivery of specific items may be recorded based on a price per unit as units are delivered. Profits on fixed-price contracts result from the difference between the incurred costs and the revenue earned.

Revenue related to work performed on contracts at risk, which is work performed at the customer's request prior to the government formalizing funding, is not recognized as income until it can be reliably estimated and its realization is probable. The Company provides for anticipated losses on contracts, based on total contract revenue compared to total contract costs, by a charge to income during the period in which losses are first identified. Contract costs include direct and indirect costs, including general and administrative costs, which are considered costs and expenses of contracts.

Certain direct and incremental contract costs have been deferred and reported as a current asset prior to the recognition of revenue. Such costs are amortized over the life of the contract.

A substantial portion of contract and administrative costs is subject to audit by the Defense Contract Audit Agency. The Company's indirect cost rates have been audited and approved for 2003 and prior years and partially audited for 2004 with no material adjustments to the Company's results of operations or financial position. While the Company maintains reserves to cover the risk of potential future audit adjustments based primarily on the results of prior audits, there can be no assurances that the audits of the indirect cost rates for 2006, 2005 and 2004 will not result in material adjustments to the Company's results of operations or financial position.

The Company establishes allowances for collection of doubtful accounts. The Company assesses the adequacy of these reserves by considering general factors, such as the length of time individual receivables are past due and historical collection experience. The Company believes that the established valuation allowances are adequate.

(j) Deferred Compensation Plans

Deferred compensation plan expense for the years ended December 31, 2006, 2005, and 2004 was $769 thousand, $421 thousand, and $240 thousand, respectively.

Included in other assets are assets of the deferred compensation plans which include debt and equity securities recorded at fair value. The fair value of the deferred compensation plan assets was approximately $2.2 million and $1.6 million as of December 31, 2006, and 2005, respectively. Because plan participants are at risk for market value changes in these assets, the liability to plan participants fluctuates with the asset values.

(k) Impairment of Long-Lived Assets

Long-lived assets include property and equipment to be held and used. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"). The criteria for determining impairment for such long-lived assets to be held and used are determined by comparing the carrying value of these long-lived assets to management's best estimate of future undiscounted cash flows expected to result from the use of the assets. The Company believes that no impairment existed under SFAS No. 144 as of December 31, 2006.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of VSE net deferred tax assets is based on assumptions regarding VSE's ability to generate sufficient future taxable income to utilize these deferred tax assets. If the estimates and related assumptions regarding VSE's future taxable income change in the future, VSE may be required to record valuation allowances against its deferred tax assets, resulting in additional income tax expense. Management believes that the deferred tax assets will be realized through future taxable income and, therefore, no valuation allowance is required.

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes," which is effective January 1, 2007. The purpose of FIN 48 is to clarify and set forth consistent rules for accounting for uncertain tax positions in accordance with SFAS 109, "Accounting for Income Taxes." The cumulative effect of applying the provisions of this interpretation is required to be reported separately as an adjustment to the opening balance of retained earnings in the year of adoption. The Company has begun to review and evaluate FIN 48 and the impact of its adoption is not expected to be material.

(m) Discontinued Operations

In July 2004, all business operations associated with the Company's TTD division ceased. Accordingly, prior period consolidated financial statements have been restated to reflect the financial results of TTD as discontinued operations. The revenues, costs and expenses of TTD have been excluded from the respective captions in the Consolidated Statement of Operations. The revenue from discontinued operations associated with TTD in the year ended December 31, 2004 was approximately $9 thousand. The loss from discontinued operations associated with TTD, net of tax, in the year ended December 31, 2004 was approximately $1 thousand. Approximately $6 thousand net current liabilities comprised primarily of payables, related to TTD, were included in the December 31, 2005 balance sheet. There were no balances from discontinued operations included in the December 31, 2006 consolidated balance sheet.

(n) Goodwill

SFAS No. 142 does not permit amortization of goodwill, but requires a review for impairment at least annually, or more frequently if an asset might be impaired, using a fair-value based approach. See Note 7 of the Company's consolidated financial statements for further discussion.

(2) Accounts Receivable

The components of accounts receivable as of December 31, 2006 and 2005, were as follows (in thousands):

	2006	2005
Billed	$16,424	$14,218
Unbilled:		
Government retainage	28	65
Subcontract retainage	4,000	4,160
Other (principally December work billed in January)	46,292	25,539
Less-Allowance for doubtful accounts	(14)	(56)
Total accounts receivable, net	$66,730	$43,926

Unbilled subcontract retainage includes amounts withheld from payments to subcontractors.

The "Unbilled: Other" includes certain costs for work performed at risk but which the Company believes will be funded by the government. Amounts not presently funded included in "Unbilled: Other" were $369 thousand and $21 thousand as of December 31, 2006, and 2005, respectively.

The Company generally expects to collect all accounts receivable other than retainages within one year.

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

Allowance for Doubtful Accounts	Balance at Beginning of Period	Deductions[1]	Additions Charged to Costs and Expenses	Balance at End of Period
For the year ended December 31, 2006	$56	$42	$ -	$14
For the year ended December 31, 2005	$52	$22	$26	$56
For the year ended December 31, 2004	$77	$35	$10	$52

(1) Write-offs and settlements

(3) Other Current Assets

Other current assets consisted of the following as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Prepaid rent	$ 639	$ 345
Subcontract receivables	223	-
Prepaid materials	167	392
Deferred contract costs	164	106
Travel advances	133	299
Prepaid software license	124	164
Acquired software	114	-
Federal and state tax receivable	-	171
Other	908	728
Total other current assets	$2,472	$2,205

(4) Contract Inventories

The components of contract inventories as of December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Work in process	$4,459	$9,965
Less: Progress payments and customer advances received	-	(5,692)
Total contract inventories	$4,459	$4,273

Inventories at December 31, 2006 and 2005 consisted of materials purchased and other expenditures for use in a contract to modify and apply a protective system, the Tanker Ballistic Protection System ("TBPS"), to military vehicles for the U.S. Army. This contract was awarded to VSE in November 2004.

Although these costs are classified as inventories for accounting purposes, they are similar in nature to materials and direct supplies purchased for use in performance on the Company's other contracts in that they are solely and directly attributable to the contract and will be billed to the customer within a relatively short time. These materials and direct supplies will not be restocked to maintain any permanent inventory levels. Contract inventories are relieved when units are delivered and revenue is recognized.

Work in process inventories consist of amounts for materials, supplies and other expenditures for which work has been performed but for which the end unit has not yet been completed and accepted. Work in process inventories at December 31, 2006 and 2005 included applicable indirect cost burdens, including general and administrative costs totaling approximately $608 thousand and $1.3 million thousand, respectively. Indirect cost burdens, including general and administrative costs charged to cost of sales from inventories for the years ended December 31, 2006 and 2005 totaled $3.9 million and $3.4 million, respectively.

(5) Other Assets

Other assets consisted of the following as of December 31, 2006 and 2005 (in thousands):

	2006	2005
Cash surrender value of life insurance	$ 1,516	$ 1,432
Deferred compensation	2,183	1,589
Other assets	638	372
Total other assets	$ 4,337	$ 3,393

(6) Property and Equipment

Property and equipment (recorded at cost) consisted of the following as of December 31, 2006 and 2005(in thousands):

	2006	2005
Computer systems equipment	$ 6,064	$ 4,591
Furniture, fixtures, equipment and other	4,945	3,168
Leasehold improvements	3,256	2,799
Buildings and building improvements.	2,327	1,259
Land and land improvements	1,175	385
	17,767	12,202
Less accumulated depreciation and amortization	(9,358)	(7,619)
Total property and equipment	$ 8,409	$ 4,583

Depreciation and amortization expense for property and equipment was approximately $1.8 million for 2006, $1.4 million for 2005 and $1.3 million for 2004.

(7) Goodwill and Intangible Assets

As part of the August 29, 1995, acquisition of Energetics, the Company recorded approximately $1.7 million of goodwill. Between 1995 and 2001, VSE amortized the goodwill by the straight-line method using a fifteen year life. In accordance with SFAS No. 142, VSE stopped amortizing the goodwill in January 2002, but continues to review it at least annually, or more frequently, if this asset might be impaired, to determine if impairment has occurred. Approximately $1.1 million of unamortized goodwill remains on the books as of December 31, 2006.

(8) Debt

VSE has a loan agreement with a bank under which credit is made available to the Company in the form of revolving loan amounts or letters of credit. The amount of credit available to the Company is $15 million, subject to certain conditions, including a borrowing formula based on billed receivables. The expiration date of the loan agreement is May 31, 2008. From time to time the bank and the Company may negotiate an amendment to the loan to increase or decrease the amount of available credit or to change the expiration date to a later date.

The loan agreement contains terms whereby the Company may borrow against the revolving loan and has the option at any time and from time to time to prepay such borrowings in whole or in part without premium or penalty. There are collateral requirements by which Company assets secure amounts outstanding, restrictive covenants that include minimum tangible net worth and profitability requirements, a limit on annual dividends, and other affirmative and negative covenants. As of December 31, 2006 the Company has not been notified by the bank, nor is the Company aware of any default under the loan agreement.

The Company pays a fixed annual commitment fee of $20 thousand, interest on any revolving loan borrowings at a prime-based rate or an optional LIBOR-based rate, and fees on any letters of credit that are issued. As of December 31, 2006, there were no revolving loan amounts outstanding and no letters of credit. As of December 31, 2005, there were no revolving loan amounts outstanding and one letter of credit for approximately $192 thousand. Interest expense incurred for revolving loan amounts borrowed was $0 for 2006 and 2005 and approximately $1 thousand for 2004.

(9) Accrued Expenses

The components of accrued expenses as of December 31, 2006 and 2005, were as follows (in thousands):

	2006	2005
Accrued bonus	$ 4,386	$ 4,040
Accrued vacation	2,234	1,951
Accrued salaries	2,040	1,745
Billed amounts in excess of revenue recognition .	1,570	1,618
Accrued deferred compensation	768	419
Accrued insurance	488	593
Accrued pension and 401(k) contributions	453	446
Estimated contract disallowances	397	499
Accrued federal and state taxes	378	-
Estimated future losses on contracts	-	320
Other accrued expenses	772	602
Total accrued expenses	$13,486	$12,233

(10) ESOP/401(k) Plan and Profit Sharing Plan

VSE has an ESOP/401(k) plan that allows employees meeting certain age and service requirements to contribute a portion of their salary to certain investment trusts. Under the terms of the plan, employer 401(k) contributions are made on behalf of the eligible employee participants based on the employees' 401(k) payroll deferrals. The employer contribution is equal to 50% of the employee deferral on the first 6% of the employee pay deferred. The Company expense associated with this plan for 2006, 2005, and 2004 was $584 thousand, $578 thousand, and $415 thousand, respectively.

Prior to April 1, 1999, the Company made contributions under this plan into an ESOP trust which purchased VSE stock on behalf of employees who met certain age and service requirements and were employed at the end of the plan year. Subsequent to April 1, 1999, the ESOP contributions were discontinued and replaced by employer 401(k) contributions. The ESOP/401(k) plan held 238,867 shares and 262,913 shares of VSE stock as of December 31, 2006 and 2005, respectively. Such shares receive dividend payments and are included in the weighted average shares for earnings per share calculations.

Energetics maintains a profit sharing plan for employees. All employees who have completed two years of service are members of the profit sharing plan. At its discretion, Energetics may make contributions to the plan. The plan expense for 2006, 2005, and 2004 was $412 thousand, $420 thousand, and $443 thousand, respectively.

(11) Stock Option Plans

On December 30, 2005, the board of directors of VSE Corporation (the "Board") directed VSE to discontinue, until and unless the Board determined otherwise, awarding options, both discretionary and nondiscretionary, to purchase VSE common stock ("VSE Stock") under VSE's 2004 Stock Option Plan approved by VSE' stockholders on May 3, 2005 (the "2004 Plan"). The options outstanding under the 2004 Plan, as of December 30, 2006, were not affected by this Board action. In addition, the options to purchase shares of VSE Stock under VSE's 1998 Stock Option Plan (the "1998 Plan") were not affected by this Board action.

The primary reason for the Board's suspension of option awards under the 2004 Plan was the potential impact on VSE's results of operations from the application of SFAS 123 (R) to share-based payments to employees, including stock option awards.

(a) 2004 Stock Option Plan

As of December 31, 2006, options issued under the 2004 Plan for up to 66,750 shares of VSE Common Stock, par value $.05 per share ("shares" or "VSE Stock") remain outstanding. Each option granted under the 2004 Plan was issued at the fair market value of VSE shares on the date of grant. Each option vests 25% on date of award and 25% on each anniversary date thereafter, becoming 100% vested as of the third anniversary date of award. The 2004 Plan will terminate on the earliest of May 1, 2014, or the date on which all options issued under the 2004 Plan have been exercised, expire, or have been terminated.

(b) 1998 Stock Option Plan

As of December 31, 2006, options issued under the 1998 Plan for up to 99,875 shares remain outstanding. The 1998 Plan will terminate on the earliest of May 6, 2008, or the date on which all options issued under the 1998 Plan have been exercised, expire, or have been terminated.

Information with respect to stock options is as follows:

	2006	Weighted Average Exercise Price	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Number of shares under stock options:						
Outstanding at beginning of year	197,563	$15.83	211,625	$ 9.51	212,250	$ 8.07
Granted	-	-	70,000	25.17	65,500	12.82
Exercised	(30,938)	8.31	(79,312)	7.45	(62,125)	8.19
Forfeited	-	-	(4,750)	-	-	-
Terminations	-	-	-	-	(4,000)	8.03
Outstanding at end of year	166,625	$17.22	197,563	$15.83	211,625	$ 9.51
Exercisable at end of year	149,125	$16.29	146,438	$13.93	161,938	$ 8.70
Weighted average remaining contractual life	2 years		3 years		2 years	
Weighted average fair value of options granted	$ -		$4.70		$2.76	

The total intrinsic value of options exercised during 2006, 2005 and 2004 was approximately $827 thousand, $2.0 million and $317 thousand, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2006, 2005 and 2004 was approximately $2.8 million, $5.2 million and $3.3 million, respectively. At December 31, 2006, there was approximately $181 thousand of unrecognized compensation cost related to nonvested stock options which the Company expects to recognize in 2007.

The following table summarizes the range of exercise prices for options outstanding at December 31, 2006:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$10.73	43,250	1	$10.73	43,250	$10.73
$12.82	56,625	2	12.82	56,625	12.82
$25.17	66,750	3	25.17	49,250	25.17
Total	166,625	2	$17.24	149,125	$16.29

(12) Restricted Stock Plan

The Company has adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, the Company is authorized to issue 125,000 shares of VSE common stock. The Compensation Committee is responsible for the administration of the 2006 Plan. The shares issued under the 2006 Plan may, at the Company's option, be either shares held in treasury or shares originally issued. The Compensation Committee shall determine each recipient of an award under the 2006 Plan, the number of restricted shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between the Company and the recipient of the award. As of December 31, 2006, 123,200 restricted shares were available for grant under this plan.

On June 27, 2006, the Company granted 1,800 shares of restricted VSE Stock to the Company's outside Directors under the 2006 Plan. The fair market value on the grant date was $31.50 per share. The shares issued vested immediately and cannot be sold, transferred, pledged or assigned before the second anniversary of the grant date. Compensation expense related to the restricted stock grants was approximately $57 thousand for the year ended December 31, 2006.

(13) Income Taxes

The Company files consolidated federal income tax returns with all of its subsidiaries. The components of the provision for income taxes from continuing operations for the years ended December 31, 2006, 2005, and 2004 are as follows (in thousands):

	2006	2005	2004
Current			
Federal	$4,521	$3,475	$1,989
State	793	671	475
	5,314	4,146	2,464
Deferred			
Federal	(546)	(288)	(202)
State	(68)	(38)	(71)
	(614)	(326)	(273)
Provision for income taxes	$4,700	$3,820	$2,191

The benefit for income taxes from discontinued operations for the years ended December 31, 2006, 2005 and 2004 are as follows (in thousands):

	2006	2005	2004
Current	$ -	$ -	$ (1)
Deferred	-	-	-
Total income tax benefit	$ -	$ -	$ (1)

The differences between the amount of tax computed at the federal statutory rate of 34% and the provision for income taxes for 2006, 2005, and 2004 are as follows (in thousands):

	2006	2005	2004
Tax at statutory federal income tax rate at 34%	$4,246	$3,396	$1,916
Increases (decreases) in tax resulting from:			
State taxes, net of federal tax benefit	479	417	266
Permanent differences, net	15	6	9
Other, net	(40)	1	-
Provision for income taxes	$4,700	$3,820	$2,191

The Company's deferred tax assets (liabilities) as of December 31, 2006 and 2005 which represent the tax effects of temporary differences between tax and financial accounting bases of assets and liabilities and are measured using presently enacted tax rates, are as follows (in thousands):

	2006	2005
Current deferred tax assets	$1,357	$1,247
Current deferred tax liabilities	(161)	(214)
Net current deferred tax assets	1,196	1,033
Noncurrent deferred tax assets	1,974	1,480
Noncurrent deferred tax liabilities	(841)	(798)
Net noncurrent deferred tax assets	1,133	682
Net deferred tax assets	$2,329	$1,715

The tax effect of temporary differences representing deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows (in thousands):

	2006	2005
Deferred compensation and accrued paid leave	$2,008	$1,558
Accrued expenses	219	101
Accelerated depreciation	164	65
Reserve for contract and other disallowances	153	198
Stock option expense	96	-
Retainages not taxed until billed	15	(7)
Reserve for doubtful accounts	5	16
Reserve for future losses	-	126
Deferred revenues	(141)	(180)
Intangible assets	(230)	(185)
Other	40	23
Net deferred tax assets	$2,329	$1,715

(14) Commitments and Contingencies

(a) Leases and other commitments

The Company and its subsidiaries have various non-cancelable operating leases for facilities, equipment, and software with terms between two and ten years. Rent expense is recognized on a straight-line basis for rent agreements having escalating rent. Payments on these leases for 2006, 2005, and 2004 were:

	(in thousands)		
	Payments on Leases	Sublease Income	Net Expense
2006	$4,128	$ 930	$3,198
2005	3,733	922	2,811
2004	3,692	566	3,126

Future minimum annual non-cancelable commitments as of December 31, 2006 are as follows:

	(in thousands)		
	Payments on Leases	Sublease Income	Net Expense
2007	$ 5,106	$ 894	$ 4,212
2008	4,642	363	4,279
2009	3,642	95	3,547
2010	3,009	-	3,009
2011	2,476	-	2,476
Thereafter	6,312	-	6,312
Total	$25,187	$1,352	$23,835

(b) Contingencies

VSE and its subsidiaries have, in the normal course of business, certain claims against them and against other parties. In the opinion of management, the resolution of these claims will not have a material adverse effect on the Company's results of operations or financial position. However, the results of any legal proceedings cannot be predicted with certainty.

(15) Business Segment and Customer Information

Segment Information

During the fourth quarter of 2006, management changed the method in which operating segments are aggregated for reporting. All prior periods have been adjusted to conform to the current reporting structure.

Management of VSE's business operations is conducted under three reportable operating segments, the Federal Group, the International Group, and the Energy and Environmental Group.

Federal Group - VSE's Federal Group provides engineering, technical, management, integrated logistics support, and information technology services to all U.S. military services and other government agencies. It consists of four divisions: CED, ELD, MSD and SED.

International Group - VSE's International Group provides engineering, industrial, logistics, and foreign military sales services to the U.S. military and other government agencies. It consists of three divisions: BAV, VCG and FMD.

Energy and Environmental Group - VSE's Energy and Environmental Group provides high-level consulting services in the field of energy and environmental management. The Energy and Environmental Group includes VSE's wholly owned subsidiary, Energetics, Inc.

These segments operate under separate management teams and discrete financial information is produced for each segment. The Company evaluates segment performance based on consolidated revenues and profits or losses from operations before income taxes. The accounting policies of each segment are the same as the policies described in *Note 1: Summary of Significant Accounting Policies.* The Company's segment information is as follows (in thousands):

	2006	2005	2004
Revenues from continuing operations:			
Federal Group	$190,956	$ 81,628	$ 42,318
International Group	158,452	185,784	161,988
Energy and Environmental Group	14,269	12,693	11,693
Corporate	57	34	12
Total revenues	$363,734	$280,139	$216,011
Income from continuing operations before income taxes:			
Federal Group	$ 5,432	$ 5,118	$ 1,867
International Group	5,487	3,700	2,730
Energy and Environmental Group	1,795	1,353	1,407
Corporate/unallocated expenses	(225)	(182)	(368)
Income from continuing operations before income taxes	$ 12,489	$ 9,989	$ 5,636

(15) Business Segment and Customer Information (continued)

	2006	2005	2004
Interest (income) expense:			
Federal Group	$ 423	$ 266	$ 29
International Group	(258)	(30)	30
Energy and Environmental Group	(218)	(115)	(58)
Corporate	(374)	(330)	(103)
Total interest (income) expense	$ (427)	$ (210)	$ (102)
Total assets:			
Federal Group	$ 40,670	$ 15,649	$ 15,279
International Group	33,541	33,373	35,442
Energy and Environmental Group	4,174	3,087	2,491
Corporate	20,150	21,757	7,140
Total assets	$ 98,535	$ 73,867	$ 60,352
Depreciation and amortization expense:			
Federal Group	$ 1,044	$ 487	$ 302
International Group	655	764	823
Energy and Environmental Group	183	166	179
Total depreciation and amortization	$ 1,882	$ 1,417	$ 1,304
Capital expenditures:			
Federal Group	$ 2,258	$ 773	$ 895
International Group	519	336	291
Energy and Environmental Group	99	72	100
Corporate	2,742	485	1,290
Total capital expenditures	$ 5,618	$ 1,666	$ 2,576

Revenues are net of inter-segment eliminations. Corporate/unallocated expenses are primarily selling, general and administrative expenses not allocated to segments. Corporate assets are primarily cash and fixed assets.

Customer Information

The Company is engaged principally in providing engineering, design, logistics, management and technical services to the U.S. Government (the "government"), other government prime contractors, and commercial entities. The largest customer for the Company's services is the U.S. Department of Defense ("Defense"), including agencies of the U.S. Navy, Army, and Air Force. The Company's revenue by Customer is as follows (in thousands):

Source of Revenue	2006 Revenues	%	2005 Revenues	%	2004 Revenues	%
Army/Army Reserve	$174,473	48.0	$ 56,019	20.0	$ 27,384	12.7
Navy	164,788	45.3	196,363	70.1	157,433	72.9
Other	24,473	6.7	27,757	9.9	31,194	14.4
Total Revenues	$363,734	100.0	$280,139	100.0	$216,011	100.0

VSE does not measure revenue or profit by product or service lines, either for internal management or external financial reporting purposes, because it would be impractical to do so. Products offered and services performed are determined by contract requirements and the types of products and services provided for one contract bear no relation to similar products and services provided on another contract. Products and services provided vary when new contracts begin or current contracts expire. In many cases, more than one product or service is provided under a contract or contract task order. Accordingly, cost and revenue tracking is designed to best serve contract requirements and segregating costs and revenues by product or service lines in situations for which it is not required would be difficult and costly to both VSE and its customers.

(16) Selected Quarterly Data (Unaudited)

The following table shows selected quarterly data for 2006 and 2005, in thousands, except earnings per share:

	2006 Quarters			
	1st	2nd	3rd	4th
Revenues	$63,300	$94,844	$103,630	$101,960
Gross profit	$ 2,388	$ 3,490	$ 3,173	$ 3,705
Income from continuing operations	$ 1,485	$ 2,027	$ 1,889	$ 2,388
Loss from discontinued operations	-	-	-	-
Net income	$ 1,485	$ 2,027	$ 1,889	$ 2,388
Basic earnings per share:				
Income from continuing operations	$ .63	$ .86	$ .80	$ 1.01
Loss from discontinued operations	-	-	-	-
Net income per share	$ .63	$ .86	$ .80	$ 1.01
Weighted average shares outstanding	2,361	2,367	2,371	2,376
Diluted earnings per share:				
Income from continuing operations	$ .61	$ .84	$ .78	$ .99
Loss from discontinued operations	-	-	-	-
Net income per share	$ .61	$ .84	$ .78	$ .99
Weighted average shares outstanding	2,433	2,420	2,421	2,423

	2005 Quarters			
	1st	2nd	3rd	4th
Revenues	$65,919	$72,682	$ 76,600	$ 64,938
Gross profit	$ 2,164	$ 2,966	$ 2,717	$ 2,512
Income from continuing operations	$ 1,304	$ 1,765	$ 1,587	$ 1,513
Loss from discontinued operations	-	-	-	-
Net income	$ 1,304	$ 1,765	$ 1,587	$ 1,513
Basic earnings per share:				
Income from continuing operations	$ .57	$ .76	$ .68	$ .64
Loss from discontinued operations	-	-	-	-
Net income per share	$ .57	$ .76	$ .68	$ .64
Weighted average shares outstanding	2,279	2,311	2,348	2,351
Diluted earnings per share:				
Income from continuing operations	$ .55	$ .74	$ .66	$ .63
Loss from discontinued operations	-	-	-	-
Net income per share	$ .55	$ .74	$ .66	$ .63
Weighted average shares outstanding	2,354	2,377	2,417	2,419

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

As of the end of the period covered by this report, based on our management's evaluation, with the participation of VSE's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d - 15(e) under the Securities Exchange Act of 1934, as amended) our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There was no change in our internal control over financial reporting during our fourth quarter of fiscal 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

Except as otherwise indicated below, the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K has been omitted in reliance of General Instruction G(3) to Form 10-K and is incorporated herein by reference to the Company's definitive proxy statement relating to its Annual Meeting of Stockholders scheduled for May 1, 2007 (the "Proxy Statement") to be filed with the SEC.

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to the Proxy Statement except for the text thereof under the captions "Compensation Committee Report" and "Performance Graph."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

Except for the "Equity Compensation Plan Information" disclosed in Item 5(d) above, the information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions

The information required by this Item is incorporated by reference to the Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the Proxy Statement.

PART IV

ITEM 15. Exhibits, Financial Statement and Schedules

1. Financial Statements

The consolidated financial statements are listed under Item 8 of this report.

2. Supplemental Financial Statement Schedules

Schedules not included herein have been omitted because of the absence of conditions under which they are required or because the required information, where material, is shown in the consolidated financial statements, notes to the consolidated financial statements, or supplementary financial information.

3. Exhibits

See "Exhibit Index" hereinafter contained and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VSE CORPORATION

Date: March 2, 2007

By: /s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Donald M. Ervine Donald M. Ervine	Chairman, President, Chief Executive Officer, Chief Operating Officer	March 2, 2007
/s/ C. S. Weber Craig S. Weber	Executive Vice President, Chief Administrative Officer, Secretary	March 2, 2007
/s/ T. R. Loftus Thomas R. Loftus	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2007
/s/ C. M. Kendall Clifford M. Kendall	Director	March 2, 2007
/s/ C. S. Koonce Calvin S. Koonce	Director	March 2, 2007
/s/ J. F. Lafond James F. Lafond	Director	March 2, 2007
/s/ D. M. Osnos David M. Osnos	Director	March 2, 2007
/s/ J. D. Ross Jimmy D. Ross	Director	March 2, 2007
/s/ B. K. Wachtel Bonnie K. Wachtel	Director	March 2, 2007

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
3	Articles of incorporation and by-laws	
	Restated Certificate of Incorporation of VSE Corporation dated as of February 6, 1996	*
	By-Laws of VSE Corporation as amended through November 1, 2005	*
4	Instruments defining the rights of security holders, including indentures	
	Specimen Stock Certificate as of May 19, 1983 (Exhibit 4 to Registration Statement No. 2-83255 dated April 22, 1983 on Form S-2)	*
9	Voting trust agreement	Not Applicable
10	Material contracts	
	Employment Agreement entered into as of December 10, 1997, by and between VSE Corporation and Craig S. Weber (Exhibit VIII to form 10-K dated March 7, 2001)	*
	Employment Agreement entered into as of October 21, 1998, by and between VSE Corporation and Donald M. Ervine (Exhibit VI to Form 10-K dated March 18, 1999)	*
	Employment Agreement entered into as of June 3, 1999, by and between VSE Corporation and James M. Knowlton (Exhibit V to Form 10-K dated March 15, 2000)	*
	Employment Agreement dated as of March 10, 2004, By and between VSE Corporation and Thomas G. Dacus (Exhibit 10.1 to form 10-Q dated April 28, 2004)	*
	Employment Agreement dated as of July 1, 2004, By and between VSE Corporation and Thomas R. Loftus (Exhibit 10.1 to form 10-Q dated July 30, 2004)	*
	VSE Corporation Deferred Supplemental Compensation Plan effective January 1, 1994 as amended by the Board through March 9, 2004 (Exhibit 10.2 to Form 10-Q dated April 28, 2004)	*
	VSE Corporation 1998 Stock Option Plan (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
	VSE Corporation 1998 Non-employee Directors Stock Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 6, 1998)	*
	VSE Corporation 2004 Stock Option Plan (Appendix B to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*
	VSE Corporation 2004 Non-employee Directors Stock Plan (Appendix C to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004)	*
13	Annual report to security holders, Form 10-Q or selected quarterly data	Exhibit 13
16	Letter re change in certifying accountant	Not Applicable
18	Letter re change in accounting principles	Not Applicable
21	Subsidiaries of the Registrant	Exhibit 21
12	Statements re computation of ratios	Not Applicable
22	Published report regarding matters submitted to vote of security holders	Not Applicable
23.1	Consent of independent registered public accounting firm	Exhibit 23.1

EXHIBIT INDEX

Reference No. per Item 601 of Regulation S-K	Description of Exhibit	Exhibit No. in this Form 10-K
24	Power of attorney	Not Applicable
31.1	Section 302 CEO Certification	Exhibit 31.1
31.2	Section 302 CFO and PAO Certification	Exhibit 31.2
32.1	Section 906 CEO Certification	Exhibit 32.1
32.2	Section 906 CFO and PAO Certification	Exhibit 32.2
99	Audit Committee Charter (as adopted by the Board Of Directors of VSE Corporation on March 9, 2004 (Appendix A to Registrant's definitive proxy statement for the Annual Meeting of Stockholders held on May 3, 2004	*

*Document has been filed as indicated and is incorporated by reference herein.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of the Registrant:

	Jurisdiction of Organization
Energetics Incorporated	Maryland
VSE Services International, Inc.	Delaware

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Numbers 333-134285 pertaining to the 2006 Restricted Stock Plan, 333-15307 pertaining to the Employee ESOP/401(k) Plan, 333-15311 pertaining to the 1996 Stock Option Plan, 333-92427 pertaining to the 1998 Non-employee Directors Stock Plan and 1998 Stock Option Plan, 333-109561 pertaining to the 1998 Stock Option Plan, and 333-115218 pertaining to the 2004 Stock Option Plan and 2004 Non-employee Directors Stock Plan and Form S-3 File Number 333-15309 pertaining to the Non-employee Directors Stock Plan), of VSE Corporation of our report dated February 21, 2007, with respect to the consolidated financial statements of VSE Corporation and subsidiaries included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

McLean, Virginia
March 2, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, D. M. Ervine, Chairman, President, Chief Executive Officer and Chief Operating Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 5, 2007

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, T. R. Loftus, Executive Vice President and Chief Financial Officer of the Company, certify that:

1. I have reviewed this annual report on Form 10-K of VSE Corporation (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   (c) disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's Board of Directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: March 5, 2007

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Chairman, President, Chief Executive Officer and Chief Operating Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2006 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 5, 2007

/s/ D. M. Ervine

D. M. Ervine
Chairman, President,
Chief Executive Officer and
Chief Operating Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO
SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, as Executive Vice President and Chief Financial Officer of VSE Corporation (the "Company"), does hereby certify that to the best of the undersigned's knowledge:

1) the Company's Annual Report on Form 10-K for the year ending December 31, 2006 (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Company's Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 5, 2007

/s/ T. R. Loftus

T. R. Loftus
Executive Vice President and
Chief Financial Officer
(Principal Accounting Officer)

Energy and Environment Group

James E. Reed, President

VSE's Energy and Environment Group was acquired in 1995 and consists of VSE's wholly owned subsidiary, Energetics Incorporated. Energetics had revenues of approximately $14 million in 2006, up 12% from 2005. Through its staff of about 90 professionals, Energetics provides technical and management consulting services with an emphasis on energy and environmental issues for its principal client, the U.S. Department of Energy. Energetics excels in planning and managing all aspects of technology research, development, and demonstration. It has earned an international reputation for developing technology roadmaps that help government and industry solve complex science and technology problems through collaborative partnerships.



Right: Energetics is working with the U.S. Department of Energy to help utilities improve cyber security. Through a unique collaboration, Energetics prepared an industry- and government-endorsed roadmap that seeks to secure control systems throughout the energy sector within 10 years.

Photo courtesy of Kansas City Power and Light, used by permission. Copyright 2006 Kansas City Power and Light.


Malaria Vaccine
Technology
Roadmap
August 2006
MALARIA
VACCINE
TECHNOLOGY
ROADMAP

Below: Energetics facilitated development of the Malaria Vaccine Technology Roadmap, which establishes a global plan for developing a safe, effective, and affordable vaccine to protect against Plasmodium falciparum malaria in children under five years of age in sub-Saharan Africa and other highly endemic regions.

Photo courtesy of the David and Lucile Packard Foundation.



VSE CORPORATION helps organizations succeed through the effective use of people, systems, and technology. In helping others succeed, we increase shareholder value by capturing new work, delighting our customers, increasing our technical competence, and building great industry teammates. Our reputation for success and our quality management system are based on honesty and integrity in everything we do; on communications, on teamwork and leadership; and on an enduring commitment to help our customers, employees, and teaming partners succeed with cost-effective solutions, continuous learning, and process improvement.

VSE was established in 1959 with a mission to provide engineering and technical support services to reduce the cost and improve the reliability of DoD systems and equipment. Today, VSE is a broadly diversified company focused on creating, sustaining, and improving the systems, equipment, and processes of government. Our expanded mission now includes providing innovative services and technologies to help our customers succeed in the engineering, energy, environment, information technology, and defense services markets.

VSE's strength lies in the talented professionals who support our customers in maintaining and modernizing products, equipment, and systems. We combine their individual skills, experience, and motivation with corporate resources, technology, teamwork, and the management principles of integrity, honesty, and self-governance to deliver high quality, cost-effective solutions to a global customer base.



NASDAQ: VSEC

ISO 9001:2000

VSE CORPORATION

Celebrating 48 years of Excellence

UKAS QUALITY MANAGEMENT 001


VSE CORPORATION

VSE and Mack Trucks have partnered to bring the next generation M915 Line Haul Tractor to the U.S. Army and other services. Combining the historically proven (Mack produced the very first military truck in 1911) and industry-leading truck design and building skills of Mack with VSE's engineering, total life cycle logistics support and systems integration capabilities provides the U.S. Army with a risk reduced, advanced alternative to the Line Hauls of today. Together, VSE and Mack will re-introduce "The Bulldog" to our Soldiers with unprecedented levels of reliability, maintainability and survivability.

Photo by Harold Welsh, Copyright 2006 Mack Trucks. Used by Permission.



Board of Directors

Donald M. Ervine
Chairman of the Board,
President and CEO/COO
VSE Corporation

Clifford M. Kendall
Private Investor and
Chairman of the Board of Regents
of the University System of Maryland

Calvin S. Koonce, Ph.D.
Chairman, Koonce Securities, Inc.
Securities Broker/Dealer

James F. Lafond, CPA
Retired Executive; formerly
Washington Area Managing Partner,
PricewaterhouseCoopers LLP

David M. Osnos, Esq.
Of Counsel
Arent Fox LLP
Attorneys-at-Law

Jimmy D. Ross
General, USA (Ret.)
Senior Logistics Consultant,
Cypress International, Inc.

Bonnie K. Wachtel
Vice President and General Counsel,
Wachtel & Co., Inc.

Background photo: A Customs and Border Protection (CBP) Officer examines the last bit of cargo to be off loaded from an aircraft.

VSE is proud to support the Department of the Treasury, Department of Homeland Security CBP, and all of the participating agencies in the Treasury Franchise Fund (TFF).
Through teamwork and an unwavering commitment to victory, the TFF is succeeding in its mission to "affirmatively influence the consistent and strategic use of asset forfeiture by participating agencies to disrupt and dismantle criminal enterprises."

Department of Homeland Security photo by James R. Tourtellotte

Corporate Officers



Chairman, President and CEO/COO
Donald M. Ervine

Executive Vice Presidents
Thomas G. Dacus
Michael E. Hamerly
James M. Knowlton
Thomas R. Loftus, CFO
Craig S. Weber, CAO, Secretary

Senior Vice President
Jayne M. Tuohig

Vice Presidents
Jerry M. Alvey, Comptroller
Stephen W. Austin
David W. Chivers
Peter J. Desrosiers
James S. Fallon
Harold J. Flammang, Jr.
Richard J. Hannah, Treasurer
H. Eugene Hosier
Louis G. Lawrence
Donnelle L. Moten
Michael J. Rayder

Assistant Vice Presidents
Carl S. Barbour
Charley J. Borns*
I. Monique Brooks
Terry D. Chandler*
James M. Coritz
Roy L. Dooley*
Normand L. Frigon
James H. Koontz
Elizabeth M. Price
Robert W. Rouzer*
Edward C. Webster
Frank G. Wickersham, III
William C. Wright*

* Appointed in 2007


BUREAU OF
...OMS AND BORDER PROTECTION
ONE TEAM – ONE FIGHT!

Inset photo: The motto for CBP is displayed at the border.

The "One Team—One Fight!" motto also captures the spirit of VSE's support to this critical program. By improving both the effectiveness and efficiency of the TFF personal property management program, VSE ensures more funds are available to law enforcement agencies to enhance their capabilities to conduct successful investigations and forfeitures.

Department of Homeland Security photo by James R. Tourtellotte

FACILITIES



In 2006, VSE substantially increased its infrastructure and overall support to U.S. Army Reserve equipment engineering, maintenance and logistics readiness tasks. VSE has made a nationwide, long-term commitment to high quality, rapid response service to enhance the overall equipment readiness of the Reserve.

Above photo: A vehicle undergoing maintenance at VSE's San Antonio, Texas facility.

Opposite page, top photo: A sample of the range of equipment being repaired and refurbished at VSE's Alexandria, Virginia facility.

Opposite page, bottom photo: A trailer undergoing sandblasting at VSE's Ladysmith, Virginia facility.

VSE Corporation Headquarters

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600 or
Toll-free: (800) 455-4873

VSE Divisions and Subsidiaries:

BAV Division

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

BAV Offices
Charleston, South Carolina
Alexandria, Egypt
Tokyo, Japan
Tuxpan, Vera Cruz, Mexico
Suoa and Tsoying, Taiwan
Sattahip, Thailand
Golchuk, Turkey

Communications and Engineering Division

170 Avenue at the Commons, Units 8 & 10
Shrewsbury, New Jersey 07702
(732) 389-3324

Coast Guard Division

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 317-5200

Energetics Incorporated

(A subsidiary of VSE Corporation)
7164 Gateway Drive, Suite 100
Columbia, Maryland 21046
(410) 290-0370

Energetics Incorporated Offices
Washington, D.C.
Morgantown, West Virginia

Engineering and Logistics Division

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-3208

ELD Offices
Long Beach, Mississippi
Weldon Spring, Missouri
San Antonio, Texas
Ladysmith, Virginia


VSE



Fleet Maintenance Division

500 Woodlake Drive, Suite One
Chesapeake, Virginia 23320
(757) 523-7200

FMD Offices

San Diego, California
Jacksonville, Florida
Miami, Florida
Honolulu, Hawaii
Indian Head, Maryland
Bridgeport, New Jersey
South Brunswick, New Jersey
Sparta, New Jersey
Beaufort, South Carolina
Langley, Virginia
Andersen AFB, Guam
Atusgi, Japan
Osan, Korea

Management Sciences Division

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 960-4600

Systems Engineering Division

2550 Huntington Avenue
Alexandria, Virginia 22303
(703) 329-3208

SED Offices

Sterling Heights, Michigan

VSE CORPORATION

2550 Huntington Avenue
Alexandria, Virginia 22303-1499
www.vsecorp.com
email: info@vsecorp.com
(703) 960-4600
(800) 455-4873

END